Exhibit 99.1

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CASCADES INC.

AND MANAGEMENT PROXY CIRCULAR

Our Annual General Meeting of Shareholders will be held at

As a shareholder of Cascades Inc., you may exercise the voting rights attached to your shares by proxy or in person at the meeting.

Your vote is important.

This document sets forth who is entitled to vote, the matters upon which you will be asked to vote and how to exercise your shareholder voting rights.

Please read it carefully.

Cascades

GREEN BY NATURE®

NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF CASCADES INC.

TO THE SHAREHOLDERS OF CASCADES INC.

Notice is hereby given that the Annual General Meeting of the Shareholders (the “meeting”) of Cascades Inc. (the “Corporation” or “Cascades”) will be held on Thursday, May 8, 2014 at the Théâtre des Grands Chênes, 356 Marie-Victorin Boulevard, Kingsey Falls (Québec), at 11:00 a.m. for the following purposes:

1.	To receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2013, and the Independent Auditor’s report thereon;
2.	To elect the Directors of the Corporation for the ensuing year;
3.	To appoint the Independent Auditor of the Corporation for the ensuing year and authorize the Directors to determine their remuneration; and
4.	To transact such other business as may properly be brought before the meeting or any adjournment thereof.

You will find enclosed herewith a copy of the Management Proxy Circular. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and deliver the enclosed proxy form to Computershare Investor Services Inc., no later than on Wednesday, May 7, 2014 at 5:00 p.m. in the envelope provided for that purpose.

Kingsey Falls, Québec, March 14, 2014.

By Order of the Board,

Robert F. Hall

VICE-PRESIDENT, LEGAL AFFAIRS AND CORPORATE SECRETARY

CASCADES MANAGEMENT PROXY CIRCULAR

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

This year is the 50th anniversary of Cascades’ foundation, and it is with great pride that, on behalf of Cascades’ Board of Directors, management and employees, we will be welcoming you to the Annual General Meeting of Shareholders on Thursday, May 8, 2014 at the Théâtre des Grands Chênes.

The items on the agenda are described in the accompanying Notice of Annual General Meeting and Management Proxy Circular. At the meeting, members of Cascades’ senior management will speak about the highlights of 2013 and our plans for the future.

This annual meeting will also mark the departure of one of our most experienced and knowledgeable board members: Mr. Paul R. Bannerman, who has occupied the position since 1982. As founder and Chairman of Etcan International Inc., a company specializing in the sale of pulp and paper products, Mr. Bannerman forged close ties with our company. For 32 years, he shared with us his wise counsel and experience of the business world. Today, I want to recognize and highlight his invaluable contribution. Without a doubt, he was one of Cascades’ builders. On behalf of all our employees, I thank him.

Lastly, we invite you to read our Annual Report and Management Proxy Circular and to exercise the voting rights attached to your shares. We hope to see you in Kingsey Falls soon.

Yours truly,

Alain Lemaire

EXECUTIVE CHAIR OF THE BOARD OF DIRECTORS

CASCADES MANAGEMENT PROXY CIRCULAR 3

TABLE OF CONTENTS

PART 1
VOTING INFORMATION		5
1.1	Solicitation of Proxies	5
1.2	Appointment and Revocation of Proxies	5
1.3	Voting of Proxies	5
1.4	Record Date and Voting Shares	5
1.5	Non-Registered Holders	6
1.6	Principal Holders	6
PART 2
BUSINESS OF THE MEETING		7
2.1	Financial Statements	7
2.2	Election Of Directors	7
2.2.1	Board Nominees	7
2.2.2	Majority Voting Policy	7
2.2.3	Additional Disclosure Relating to Directors	11
2.2.4	Board Interlocks	11
2.2.5	Directors Attendance Record to Board of Directors and Board Committee Meetings	12
2.3	Appointment of Independent Auditor	13
2.3.1	Auditors’ Independence	13
2.3.2	Independant Auditor Fees	13
2.3.3	Policies and Procedures for the Engagement of Audit and Non-Audit Services	13
PART 3
STATEMENT OF EXECUTIVE COMPENSATION		14
3.1	Compensation Discussion and Analysis	14
3.1.1	Compensation and Human Resources Committee	14
3.1.2	Compensation of Executive Officers	15
3.1.3	Benchmarking Practices	15
3.1.4	Compensation Components	17
3.2	Compensation Summary	21
3.2.1	Summary Compensation Table for the Named Executive Officers (NEOs)	21
3.3	Incentive Plan Awards	22
3.3.1	Outstanding Option-Based Awards and Share-Based Awards	22
3.3.2	Incentive Plan Awards—Value Vested or Earned During the Year	24
3.4	Share Purchase Plan	24
3.5	Retirement Plans	24
3.6	Termination or Change of Control Benefits	26
3.7	Performance Graph	26

3.8	Compensation of Directors	27
3.8.1	Retainer and Attendance Fees	27
3.8.2	Deferred Share Unit Plan	27
3.8.3	Summary Table of Compensation	28
3.8.4	Incentive Plan Awards—Value Vested or Earned During the Year	29
3.8.5	Securities Authorized for Issuance Under Equity Compensation Plans	29
PART 4
OTHER INFORMATION		30
4.1	Interest of Insiders and Other Persons in Material Transactions	30
4.2	Indebtness of Directors and Executive Officers	30
4.3	Corporate Governance	30
4.4	Information on the Audit and Finance Committee	30
4.5	Civil Liability Insurance Policy for Directors and Executive Officers	31
4.6	Other Business	31
4.7	Additional Information	31
4.8	Director Approval	31
SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES		32
SCHEDULE B
CHARTER OF THE AUDIT AND FINANCE COMMITTEE		36
SCHEDULE C
CHARTER OF THE BOARD OF DIRECTORS		39
SCHEDULE C-1
MANDATE OF THE CHAIR OF THE BOARD OF DIRECTORS		42
SCHEDULE C-2
MANDATE OF THE CHIEF EXECUTIVE OFFICER		43
SCHEDULE C-3
DESCRIPTION OF THE RESPONSIBILITIES OF THE CHAIRS OF THE COMMITTEES OF THE BOARD OF DIRECTORS		44

CASCADES MANAGEMENT PROXY CIRCULAR 4

PART 1

VOTING INFORMATION

This Management Proxy Circular (the “Circular’’) is sent in connection with the solicitation of proxies by the management of Cascades Inc. (the “Corporation’’ or “Cascades’’), to be used at the Annual General Meeting of Shareholders of the Corporation or any adjournment thereof (the “meeting’’) to be held at the time and place and for the purposes set forth in the foregoing Notice of said meeting. Unless otherwise expressly indicated, the information herein contained is given as of March 14, 2014.

1.1 SOLICITATION OF PROXIES

Proxies in the enclosed form are solicited by the Board of Directors and the management of the Corporation. The solicitation will be principally by mail and the cost of solicitation will be borne by the Corporation.

If you cannot attend the meeting in person, complete and return the enclosed form of proxy to the transfer agent, Computershare Investor Services Inc., in Montréal, in the envelope provided. Your proxy must be delivered to Computershare Investor Services Inc., at any time up to and including the last business day preceding the date of the meeting, or any adjournment thereof, as this will enable your vote to be recorded.

1.2 APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy form are Directors and Officers of the Corporation. A shareholder has the right to appoint another person (who need not be a shareholder of the Corporation) to represent him or her at the meeting either by inserting the name of his or her chosen proxy in the blank space provided in the proxy form or by completing another appropriate proxy form.

A shareholder who has given a proxy may revoke it at any time prior to its use, by means of an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof.

1.3 VOTING OF PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them or, in the absence of such direction, as indicated in the form of proxy. In the absence of such direction, said voting rights will be exercised IN FAVOUR of the election of each of the eleven (11) nominees whose names appear herein under the heading “ELECTION OF DIRECTORS’’, IN FAVOUR of the appointment of the firm of PricewaterhouseCoopers LLP, Partnership of chartered professional accountants, as Independent Auditor, in accordance with the terms and conditions set out under the heading “APPOINTMENT OF INDEPENDENT AUDITOR’’, all as more particularly described on page 13 of this Circular.

The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of meeting and to other matters which may properly come before the meeting (or any adjournment thereof). As of the date of this Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the meeting.

1.4 RECORD DATE AND VOTING SHARES

Holders of Common Shares of the Corporation who are included in the list of shareholders registered at the close of business on March 14, 2014, shall have the right to vote at the meeting or at any adjournment thereof, except if a shareholder has transferred the ownership of any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands no later than ten (10) days before the meeting, that his name be included in the list of shareholders having the right to vote at the meeting, in which case the transferee shall be entitled to vote his shares at the meeting. Each Common Share is entitled to one vote with respect to the matters pertaining to the meeting.

The Corporation is authorized to issue an unlimited number of Common Shares. As at March 14, 2014, 93,903,244 Shares were issued and outstanding. If two or more persons holding shares jointly are present, in person or by proxy, at the meeting, they shall vote as one on the shares jointly held by them.

CASCADES MANAGEMENT PROXY CIRCULAR 5

1.5 NON-REGISTERED HOLDERS

The information set forth in this section is important to the many shareholders who do not hold their Common Shares of the Corporation in their own names (the “Non-Registered Holders”). Non-Registered Holders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the meeting. However, in many cases, Common Shares of the Corporation beneficially owned by a Non-Registered Holder are registered either:

1.	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

2.	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, or “CDS”), of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, (“National Instrument 54-101”) of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of meeting, this Management Proxy Circular, the form of proxy, the Financial Statements including Management’s discussion and analysis (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

1.	be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is completed as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services Inc., as described above;

2.	more typically, be given a voting instruction form, which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a proxy form to the Non-Registered Holders and asks such Non-Registered Holders to return such proxy form to Broadridge (the Broadridge form also allows completion of the voting instructions form by telephone or by Internet). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at a shareholders’ meeting. A Non-Registered Holder receiving a proxy form from Broadridge cannot use that proxy to vote Common Shares directly at the meeting, the proxy must be returned to Broadridge well in advance of the meeting in order to have the Common Shares voted.

Common Shares held by brokers or their agents or nominees can be voted for or against resolutions only upon the instructions of the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided, or, in the case of a voting instruction form, follow the corresponding directions on the form.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies and ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

1.6 PRINCIPAL HOLDERS

On March 14, 2014, no person, to the knowledge of the Directors and Officers of the Corporation, beneficially owned, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities, with the exception of the following persons:

SECURITY CLASS	NAME OF BENEFICIAL OWNER	AMOUNT AND NATURE OF OWNERSHIP (1)(2)	PERCENTAGE OF CLASS
Common Shares	Bernard Lemaire	13,214,159	14.07%
Common Shares	Laurent Lemaire	12,442,504	13.25%

(1)	Held personally or through a wholly-owned holding company.

(2)	These amounts do not include the 500,000 shares that Bernard and Laurent Lemaire each transferred to La Fondation de la Famille Lemaire, reserving their voting rights related thereto.

CASCADES MANAGEMENT PROXY CIRCULAR 6

PART 2

BUSINESS OF THE MEETING

2.1 FINANCIAL STATEMENTS

The audited consolidated financial statements for the year ended December 31, 2013 and report of the Independent Auditor thereon are included in the Corporation’s 2013 annual report. No vote is required on this matter.

2.2 ELECTION OF DIRECTORS

2.2.1  BOARD NOMINEES

For each of the eleven (11) nominees, proposed by management for election as directors of the Corporation, the following table sets out their name, age and place of residence, their principal occupation, the year in which they first became a director of the Corporation, the number of Common Shares of the Corporation beneficially owned directly or indirectly by each of them or over which they exercise control, the number of deferred share units they hold, if the nominee sits on Boards of Directors and committees of other public companies and membership on the committees of the Board of Directors of the Corporation (the “Board”). Each nominee is well qualified to serve on the Board of the Corporation. Each of the nominees skills and experience are included in their individual biographies. The size of the Board is appropriate to be effective and its composition fosters a diversity of views. The information related to the number of shares beneficially owned or over which they exercise control was provided by the respective nominees. Directors will hold office until the next succeeding Annual General Meeting of Shareholders of the Corporation or until their successors are elected or appointed. As indicated on the attached Form of Proxy, and in accordance with best practices, shareholders may vote individually for each of the nominees named below as directors of the Corporation.

2.2.2  MAJORITY VOTING POLICY

The Board has adopted a policy providing that a nominee for election as a director who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will be expected to offer to tender his resignation to the Executive Chair of the Board following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such resignation offer and make a recommendation to the Board whether to accept it or not. The Board will make its decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offered to tender his resignation shall not take part in any committee or Board deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors, namely those where the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees other than those presented by the Board.

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of each of the nominees proposed by management, unless the shareholder granting this proxy has indicated that the shares are to be voted otherwise or are not to be voted in respect of the election of directors. Management does not anticipate that any of the proposed nominees will be unable to act as a director. If such becomes the case for any reason whatsoever prior to the meeting, the persons named as proxies in the enclosed form of proxy reserve the right to vote at their discretion IN FAVOUR of other candidates.

AGE 77 AUSTIN (QUÉBEC) CANADA NON-INDEPENDENT DIRECTOR SINCE: 1964	Bernard Lemaire PRINCIPAL OCCUPATION: DIRECTOR COMMITTEE(S): ADMINISTRATIVE 2013 ANNUAL MEETING VOTES IN FAVOUR (%): 92.31
Skills and Experience
	• Former CEO	• Finance
	• Pulp and Paper Industry	• International Experience

One of the founders of Cascades, Mr. Lemaire has been a Director of the Corporation since 1964. He was President of the Corporation from its creation until 1992 and Chairman of the Board of Directors from 1992 to May 2008. He is a member of the Administrative Committee. Mr. Lemaire holds an Honorary Doctorate from the École des Hautes Études Commerciales–Montréal and an Honorary Doctorate in Business Administration from the University of Sherbrooke. In 2004, he was confered a Doctorat Honoris Causa by the Université du Québec in Trois-Rivières (Québec) in recognition of his acclaimed reputation in the business world and his unwavering commitment to social responsability. He is an Officer of the Order of Canada and an Officer of the Ordre national of Québec as well as a Knight of the National Order of the Legion of Honour of the French Republic.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2013		DECEMBER 31, 2012
SHARES (2)	DSUs	SHARES (2)	DSUs	TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2013 ($) (6)
13,214,159	–	13,214,159	–	–	90,913,414

CASCADES MANAGEMENT PROXY CIRCULAR 7

AGE 75 WARWICK (QUÉBEC) CANADA NON-INDEPENDENT DIRECTOR SINCE: 1964	Laurent Lemaire PRINCIPAL OCCUPATION: VICE-CHAIR OF THE BOARD COMMITTEE(S): ADMINISTRATIVE 2013 ANNUAL MEETING VOTES IN FAVOUR (%): 92.31
Skills and Experience
	• Former CEO	• Finance / Accounting
	• Pulp and Paper Industry	• International Experience

One of the founders of Cascades, Mr. Lemaire is Vice-Chair of the Board of Directors of the Corporation and a member of the Administrative Committee. He held the position of Chairman of the Board of Directors from May 2008 to May 2011 and was President and Chief Executive Officer of the Corporation from 1992 to 2004. He holds a Masters degree in Commerce and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is a member of the Board of Directors and of the Audit Committee of Junex Inc., a junior oil and gas exploration company. He also sits on the Board of Directors of Reno de Medici S.p.A., an Italian-based public company, manufacturer of coated and recycled boxboard. Mr. Lemaire is an Officer of the Order of Canada.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2013		DECEMBER 31, 2012
SHARES (3)	DSUs	SHARES (3)	DSUs	TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2013 ($) (6)
12,442,504	–	12,271,901	–	170,603	85,604,428

AGE 66 KINGSEY FALLS (QUÉBEC) CANADA NON-INDEPENDENT DIRECTOR SINCE: 1967	Alain Lemaire PRINCIPAL OCCUPATION: EXECUTIVE CHAIR OF THE BOARD COMMITTEE(S): ADMINISTRATIVE 2013 ANNUAL MEETING VOTES IN FAVOUR (%): 91.77
Skills and Experience
	• Former CEO	• Environment, Health and Safety / Social Responsibility
	• Pulp and Paper Industry	• International Experience

One of the founders of Cascades, Mr. Lemaire is Executive Chair of the Board of the Corporation. He his a member of the Administrative Committee. He held the position of President and Chief Executive Officer from 2004 to May 2013. He was Executive Vice-President of the Corporation from 1992 to 2004 and was President and Chief Executive Officer of Norampac Inc., from 1998 to 2004. A former student of the Institut des pâtes et papiers of Trois-Rivières (Québec), he holds an Honorary Doctorate in Business Administration from the University of Sherbrooke. In 2013, he received an Honorary Doctorate in Civil Law from Bishop’s University in Lennoxville (Québec). Mr. Lemaire is an Officer of the Order of Canada.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2013		DECEMBER 31, 2012
SHARES (4)	DSUs	SHARES (4)	DSUs	TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2013 ($) (6)
4,964,377	–	4,947,929	–	16,448	34,154,914

AGE 55 ST-AUGUSTIN-DE-DESMAURES, (QUÉBEC) CANADA INDEPENDENT (1) DIRECTOR SINCE: 1996	Louis Garneau PRINCIPAL OCCUPATION: PRESIDENT LOUIS GARNEAU SPORTS INC. COMMITTEE(S): HUMAN RESOURCES 2013 ANNUAL MEETING VOTES IN FAVOUR (%): 94.24
Skills and Experience
	• CEO	• Pulp and Paper Industry
	• Human Resources / Compensation	• Sales / Marketing

Mr. Garneau is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world. He is a member of the Human Resources Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre national of Québec and an Officer of the Order of Canada. In June 2007, he was awarded an Honorary Doctorate from the Faculty of Administration of the University of Ottawa. In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2013		DECEMBER 31, 2012
SHARES	DSUs	SHARES	DSUs	TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2013 ($) (6)
5,018	38,035	5,018	32,739	5,296	296,205

CASCADES MANAGEMENT PROXY CIRCULAR 8

AGE 51 OTTERBURN PARK (QUÉBEC) CANADA NON-INDEPENDENT DIRECTOR SINCE: 1999	Sylvie Lemaire PRINCIPAL OCCUPATION: DIRECTOR OF COMPANIES COMMITTEE(S): ENVIRONMENT, HEALTH AND SAFETY (CHAIR) CORPORATE GOVERNANCE AND NOMINATING 2013 ANNUAL MEETING VOTES IN FAVOUR (%): 84.08
Skills and Experience
	• Former CEO	• Environment, Health and Safety
	• Sales / Marketing	• Pulp and Paper Industry

Ms. Lemaire is a director of companies. She has held production, research and development and general management positions. She was co-owner of Dismed Inc., a distributor of medical products and Fempro Inc., a manufacturer of absorbant products, where she held the position of President until 2007. She is Chair of the Environment, Health and Safety Committee and a member of the Corporate Governance and Nominating Committee. Ms. Lemaire holds the degree of Bachelor in Industrial Engineering from the Montréal École polytechnique.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2013		DECEMBER 31, 2012
SHARES (5)	DSUs	SHARES (5)	DSUs	TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2013 ($) (6)
331,287	38,035	481,287	32,739	(144,704)	2,540,935

AGE 60 BEACONSFIELD (QUÉBEC) CANADA INDEPENDENT (1) DIRECTOR SINCE: 2003	David McAusland PRINCIPAL OCCUPATION: PARTNER McCARTHY TÉTRAULT COMMITTEE(S): HUMAN RESOURCES (CHAIR) CORPORATE GOVERNANCE AND NOMINATING 2013 ANNUAL MEETING VOTES IN FAVOUR (%): 93.33
Skills and Experience
	• International Senior Executive	• Corporate Governance
	• Human Resources / Compensation	• Mergers and Acquisitions

Mr. McAusland is a partner in the law firm of McCarthy Tétrault. From 1999 to February 2008, he held among others, the position of Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., a large multinational industrial company. He is Chair of the Human Resources Committee and a member of the Governance and Nominating Committee. Mr. McAusland sits on the Boards of Directors of Cogeco Inc., and Cogeco Cable Inc., two companies involved in the communications sector where he is a member of the Corporate Governance Committee and Chair of the Strategic Opportunities Committee of both these issuers. He sits on the Board of Directors of Khan Resources Inc., a uranium exploration and development company, where he is a member of the Compensation Committee. He is the Chairman of the Board of Directors of ATS Automation Tooling Systems, a leader in automation manufacturing solutions. In addition, he is a director of certain not-for-profit organizations such as the Montreal General Hospital Foundation and Chairman of the Board of the Fondation de l’École nationale du cirque.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2013		DECEMBER 31, 2012
SHARES	DSUs	SHARES	DSUs	TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2013 ($) (6)
4,000	41,695	4,000	32,739	8,956	314,382

AGE 58 TORONTO (ONTARIO) CANADA INDEPENDENT (1) DIRECTOR SINCE: 2003

James B.C. Doak

PRINCIPAL OCCUPATION: PRESIDENT AND MANAGING DIRECTOR MEGANTIC ASSET MANAGEMENT INC.

COMMITTEE(S): CORPORATE GOVERNANCE AND NOMINATING (CHAIR) AUDIT AND FINANCE

2013 ANNUAL MEETING VOTES IN FAVOUR (%): 93.56

Skills and Experience
	• CEO	• Corporate Governance
	• Financial Expert	• International Experience

An economist and chartered financial analyst, Mr. Doak is President and Managing Director of Megantic Asset Management Inc., a Toronto-based investment company, since 2002. Prior thereto, from 1997 to 2002, he held the position of President of Enterprise Capital Management Inc. He is a member of the Audit and Finance Committee and Chair of the Corporate Governance and Nominating Committee. Mr. Doak is a member of the Audit and Finance Committee of Khan Resources Inc. a uranium exploration and development company. He is also a director and Chair of the Audit Committee of Purepoint Uranium Group Inc., an uranium exploration company. He is also a director and Chair of the Audit and Finance Committee of Airbus Helicopters Canada Limited, a subsidiary of EADS, a designer and manufacturer of civil helicopters. He holds a Diplôme d’études collégiales from McGill University and a B.A. in Economics from the University of Toronto. Mr. Doak is a Knight of the National Order of the Legion of Honour of the Republic of France.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2013		DECEMBER 31, 2012
SHARES	DSUs	SHARES	DSUs	TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2013 ($) (6)
–	38,035	–	32,739	5,296	261,681

CASCADES MANAGEMENT PROXY CIRCULAR 9

AGE 67 OUTREMONT (QUÉBEC) CANADA INDEPENDENT (1) DIRECTOR SINCE: 2010	Georges Kobrynsky PRINCIPAL OCCUPATION: DIRECTOR OF COMPANIES COMMITTEE(S): AUDIT AND FINANCE (CHAIR) ENVIRONMENT, HEALTH AND SAFETY LEAD DIRECTOR 2013 ANNUAL MEETING VOTES IN FAVOUR (%): 98.22
Skills and Experience
	• Senior Executive	• Finance / Accounting
	• Pulp and Paper Industry	• Environment Health and Safety

Mr. Kobrynsky is a director of companies. He is Chair of the Audit and Finance Commitee and Lead Director. He is a member of the Environment, Health and Safety Committee. He held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. Mr. Kobrynsky has held for more than 30 years, various senior positions at Domtar Inc., including Senior Vice-President, Pulp and Paper Sales, Marketing and Customer Relations Group from 2001 to 2005 and Senior Vice-President, Communication Papers Division from 1995 to 2001. He sat on the Board of Directors of Norampac Inc., from 1998 to 2006. He holds a Master of Business Administration from McGill University, a Bachelor’s degree in Forest Engineering from Université Laval and a Bachelor of Arts from the Université de Montréal. He is Vice-Chairman of the Board of Directors of Supremex Inc., a Canadian manufacturer of stock and custom envelopes and Chair of the Compensation, Corporate Governance and Nominating Committee.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2013		DECEMBER 31, 2012
SHARES	DSUs	SHARES	DSUs	TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2013 ($) (6)
–	15,183	–	10,568	4,615	104,459

AGE 53 CHAMBLY (QUÉBEC) CANADA INDEPENDENT (1) DIRECTOR SINCE: 2011	Élise Pelletier PRINCIPAL OCCUPATION: MANAGEMENT AND HUMAN RESOURCES CONSULTANT COMMITTEE(S): HUMAN RESOURCES 2013 ANNUAL MEETING VOTES IN FAVOUR (%): 80.57
Skills and Experience
	• Senior Executive	• Human Resources / Compensation
• Pulp and Paper Industry

Ms. Pelletier is a management and human resources consultant. Before retiring in 2003, she accumulated over twenty years of experience within the Corporation, having held the position of Vice-President, Human Resources of the Corporation during the period between 1995 and 1998, and thereafter, the position of Vice-President with Norampac Inc., during the period between1998 to 2003. She has extensive knowledge of the pulp and paper sector and was a member of the Board of Directors of the Corporation from 1993 to 2001. She is a member of the Human Resources Committee. She holds the degree of Bachelor in Industrial Relations from the Université de Montréal.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2013		DECEMBER 31, 2012
SHARES	DSUs	SHARES	DSUs	TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2013 ($) (6)
1,000	8,014	782	3,614	4,618	62,016

AGE 54 LONGUEUIL (QUÉBEC) CANADA INDEPENDENT (1) DIRECTOR SINCE: 2013	Sylvie Vachon PRINCIPAL OCCUPATION: PRESIDENT AND CHIEF EXECUTIVE OFFICER THE MONTREAL PORT AUTHORITY COMMITTEE(S): ENVIRONMENT, HEALTH AND SAFETY 2013 ANNUAL MEETING VOTES IN FAVOUR (%): 98.18
Skills and Experience
	• CEO	• Government Affairs
	• Environment, Health and Safety	• Human Resources

Ms. Vachon is President and Chief Executive Officer of The Montreal Port Authority (MPA), an autonomous federal agency since 2009. From 1997 to 2009, she was Vice-President, Administration and Human Resources for this federal agency. She is a member of the Environment, Health and Safety Committee. She is Chair of the Board of Directors of the Association of Canadian Port Authorities. Ms. Vachon is Chair of the Board of Directors of Cargo Montreal, the logistic and transportation metropolitan cluster. She is a governor member of the Board of Directors of the Conseil patronal de l’environnement du Québec whose mission is to mobilize Québec companies in order to promote their commitment towards environmental protection and the implementation of sustainable development. Ms. Vachon is also a member of the Board of Directors of SODES whose mission is to protect and promote the economic interests of the St. Lawrence maritime community from a sustainable development perspective. She also sits on the Board of Directors of the Cercle des présidents (Québec). In 2010, she received the “Professionnelle émérite” award from the Ordre des conseillers en ressources humaines et en relations industrielles agréés du Québec. She holds the degree of Bachelor in Administration, majoring in Human Resources Management from the University of Sherbrooke.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2013		DECEMBER 31, 2012
SHARES	DSUs	SHARES	DSUs	TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2013 ($) (6)
–	2,486	–	–	2,486	17,104

CASCADES MANAGEMENT PROXY CIRCULAR 10

AGE 64 BEACONSFIELD (QUÉBEC) CANADA INDEPENDENT (1) DIRECTOR SINCE: 2013

Laurence G. Sellyn

PRINCIPAL OCCUPATION: EXECUTIVE VICE-PRESIDENT CHIEF FINANCIAL AND ADMINISTRATIVE OFFICER GILDAN ACTIVEWEAR INC.

COMMITTEE(S): AUDIT AND FINANCE

2013 ANNUAL MEETING VOTES IN FAVOUR (%): 98.24

Skills and Experience
	• Chief Financial and Administrative Officer	• Public and Government Affairs
	• Finance / Accounting / Financial Reporting and Disclosure	• Corporate Governance

Mr. Sellyn joined Gildan Activewear as Chief Financial Officer in April 1999. Prior thereto, he held several senior management positions within well recognized Canadian public companies. From 1992 to 1999, he held the position of Chief Financial Officer and Senior Vice-President of Finance and Corporate Development of Wajax Inc. Mr. Sellyn held successive positions of increasing responsibility at Domtar Inc., including acting as Corporate Controller from 1987 to 1991.He is a U.K. chartered accountant. He holds a Masters degree in Modern Languages and Literature from Oxford University. Mr. Sellyn sits on the Board of Directors of Beyond the Rack Enterprises inc., an online retailer of fashion and lifestyle brands. He is Chair of the Audit Committee. He also sits on the Board of Directors of Héritage Montréal, whose mission consists in promoting and protecting the architectural, historic, natural and cultural heritage of Greater Montreal.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2013		DECEMBER 31, 2012
SHARES	DSUs	SHARES	DSUs	TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2013 ($) (6)
20,000	4,970	20,000	–	4,970	171,794
(1)	“Independent” refers to the standards of independence established under Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101.
(2)	Held directly or indirectly by Gestion Bernard Lemaire Inc. of which Mr. Bernard Lemaire is the sole voting shareholder. This amount does not include the 500,000 shares transferred to La Fondation de la Famille Lemaire, reserving his voting rights related thereto.
(3)	Held directly or indirectly by Gestion Laurent Lemaire Inc., of which Laurent Lemaire is the sole voting shareholder. This amount does not include the 500,000 shares transferred to La Fondation de la Famille Lemaire, reserving his voting rights related thereto.
(4)	Held directly or indirectly by Gestion Alain Lemaire Inc., of which Alain Lemaire is the sole voting shareholder.
(5)	242,277 shares are held directly or indirectly by Tremer II Inc., a company in which Ms. Lemaire holds a 50% shareholding.
(6)	The total value at risk is based on the closing share price on the TSX on December 31, 2013 ($6.88).

2.2.3	ADDITIONAL DISCLOSURE RELATING TO DIRECTORS

To the best knowledge of the Corporation, no proposed nominee to the Board of Directors is, as at March 14, 2014, or has been, within 10 years before the date hereof; (a) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of that company and which resulted from an event that occurred while that person was acting in such capacity; (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (d) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets. Furthermore, to the knowledge of the Corporation, no proposed nominee to the Board of Directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether or not to vote for a proposed nominee to the Board of Directors.

2.2.4	BOARD INTERLOCKS

The Board of Directors has reviewed the membership of the proposed nominees to the Corporation’s Board of Directors on the boards of other listed companies and has determined that only the following nominees sit on the same Board of Directors: Messrs. David McAusland and James B.C. Doak are members of the Board of Directors of Khan Resources Inc., a uranium and exploration development company.

CASCADES MANAGEMENT PROXY CIRCULAR 11

2.2.5	DIRECTORS ATTENDANCE RECORD TO BOARD OF DIRECTORS AND BOARD COMMITTEE MEETINGS

In general, for the financial year ended December 31, 2013, the total attendance record of directors at meetings was 96% for Board meetings, 92% for Audit and Finance Committee meetings, 100% for Corporate Governance and Nominating Committee meetings, 100% for Human Resources Committee meetings and 100% for Environment, Health and Safety Committee meetings.

The following table and footnotes set forth the number of Board meetings and Committee meetings attended by each director.

Number and percentage of meetings attended by a director

	BOARD OF DIRECTORS (10 MEETINGS)	AUDIT AND FINANCE COMMITTEE (6 MEETINGS)	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE (4 MEETINGS)	HUMAN RESOURCES COMMITTEE (4 MEETINGS)	ENVIRONMENT, HEALTH AND SAFETY COMMITTEE (5 MEETINGS)
Bernard Lemaire	10 on 10 (100%)
Laurent Lemaire	7 on 10 (70%)
Alain Lemaire	10 on 10 (100%)
Paul R. Bannerman	10 on 10 (100%)
Martin P. Pelletier (1)	4 on 4 (100%)				2 on 2 (100%)
Louis Garneau	8 on 10 (80%)			4 on 4 (100%)
Sylvie Lemaire	10 on 10 (100%)		4 on 4 (100%)		5 on 5 (100%)
Robert Chevrier (2)	4 on 4 (100%)	2 on 3 (66.6%)
David McAusland	10 on 10 (100%)		4 on 4 (100%)	4 on 4 (100%)
James B.C. Doak	10 on 10 (100%)	6 on 6 (100%)	4 on 4 (100%)
Georges Kobrynsky	10 on 10 (100%)	6 on 6 (100%)			5 on 5 (100%)
Élise Pelletier	10 on 10 (100%)			4 on 4 (100%)
Laurence G. Sellyn (3)	7 on 7 (100%)	3 on 3 (100%)
Sylvie Vachon (4)	6 on 7 (87.5%)				3 on 3 (100%)

(1)	Mr. Pelletier is no longer a director since May 9, 2013.
(2)	Mr. Chevrier is no longer a director since May 9, 2013.
(3)	Mr. Sellyn was appointed to the Board of Directors and Audit and Finance Committee on May 9, 2013.
(4)	Ms. Vachon was appointed to the Board of Directors and the Environment, Health and Safety Committee on May 9, 2013.

CASCADES MANAGEMENT PROXY CIRCULAR 12

2.3 APPOINTMENT OF INDEPENDENT AUDITOR

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of the appointment of PricewaterhouseCoopers LLP, Partnership of chartered professional accountants, as Independent Auditor of the Corporation, to hold office until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors to determine their remuneration unless the shareholder granting the proxy has indicated that the shares are to be voted otherwise.

2.3.1	AUDITORS’ INDEPENDENCE

For the 2013 financial year, the Corporation’s Audit and Finance Committee obtained written confirmation from the Independent Auditor of their independence and objectivity with respect to the Corporation, pursuant to the Code of Ethics of the Québec Order of Chartered Professional Accountants.

2.3.2	INDEPENDANT AUDITOR FEES

The following table and footnotes presents, by category, the fees incurred and paid to PricewaterhouseCoopers LLP, Partnership of chartered professional accountants, in Canadian dollars in the past two fiscal years for various services provided to the Corporation and its subsidiaries:

SERVICES		FEES
	DECEMBER 31, 2012	DECEMBER 31, 2013
Audit Fees (1)	$2,226,236	$1,803,467
Audit-Related Fees (2)	$517,928	$355,413
Tax Fees (3)	$186,103	$188,299
Other Fees (4)	N/A	N/A
Total	$2,930,267	$2,347,179
(1)	Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Corporation.
(2)	Professional services provided in connection with auditing as well as consultations on accounting and regulatory matters.
(3)	Professional services mainly for compliance to Income Tax laws.
(4)	Various other services.

2.3.3 POLICIES	AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT SERVICES

The Corporation’s Audit and Finance Committee (the “Committee”) has adopted a Pre-approval Policy and Procedures for services provided by the Independent Auditor (the “Policy”) that sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the Independent Auditor are pre-approved. Under the terms of the Policy, services that involve fees of less than $25,000 up to an annual limit of $50,000 are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee that involve the payment of unbudgeted fees up to a maximum of $100,000 per mandate. Services that involve fees of more than $100,000 require pre-approval of all the members of the Committee.

CASCADES MANAGEMENT PROXY CIRCULAR 13

PART 3

STATEMENT OF EXECUTIVE COMPENSATION

3.1	COMPENSATION DISCUSSION AND ANALYSIS

3.1.1	COMPENSATION AND HUMAN RESOURCES COMMITTEE

a) Composition

As of the date of this Circular, the Human Resources Committee of the Board of Directors, (the “Committee”) is composed entirely of independent directors, namely messrs. David McAusland (Chair), Louis Garneau and Ms. Élise Pelletier. None of the members of the Committee is or has been indebted to the Corporation or any of its subsidiaries or has or has had an interest in a material transaction involving the Corporation. Each of the Committee’s members has direct experience that is relevant to his or her responsibilities in executive compensation, as well as the skills and experience that enable him or her to make decisions on the suitability of the Corporation’s policies and practices. More specifically, each member of the Committee has held senior executive management roles, one of whom is Chief Executive Officer of his company. Mr. McAusland is also a member of the compensation committee of Khan Resources Inc. In addition, all the members of the Committee have financial experience with respect to executive compensation.

b) Mandate

The Committee’s mandate, amongst others, is to review and make recommendations to the Board of Directors (the “Board”) with respect to the annual compensation for the Executive Chair and the President and Chief Executive Officer. The Committee reviews and makes recommendations to the Board with respect to the annual compensation of members of senior management, taking into account the recommendations of the President and Chief Executive Officer, all in accordance with the compensation policy. The Committee reviews annually and as required, the salary structure as well as the global compensation including salaries and compensation incentive plans and, if appropriate, makes recommendations to the Board. It assesses the performance of the Chief Executive Officer and members of senior management and submits its recommendations to the Board, if necessary. The Committee reviews practices put in place by the Corporation relating to recruitment, training, development and succession of senior management and submits its recommendations to the Board on the appointment of the Chief Executive Officer and other senior executives. It reviews and makes recommendations to the Board on the granting and terms and conditions of exercise of stock options and Performance Share Units (PSUs) to those persons eligible in accordance with the Corporation’s Stock Option Plan and Performance Share Unit Plan. In addition, it recommends the appropriate type of compensation for the members of the Board and its Committees. The Committee met 4 times in 2013. The Charter of the Human Resources Committee describing its responsibilities, powers and operation is available on the Corporation’s website at www.cascades.com.

c) Executive Compensation – Compensation Advisors

The Committee may, when it considers it advisable to do so, retain the services of outside consultants specialized in compensation to assist it in performing its mandate. In 2012, management retained the services of Mercer, an outside compensation advisor, to obtain information and independent advice on the competitiveness of its overall salary structure excluding senior executives for discussion purposes with the Committee. Mercer also completed a mandate in 2012, relating to compensation programs for the Named Executive Officers (NEOs) and executives. For the 2012 financial year, for services rendered, the Corporation paid to Mercer an amount of $68,855 and an additional amount of $14,010 in January of 2013. In November 2013, for the 2014 financial year, management retained the services of Mercer to revise the relevance of the reference groups used by the Corporation to benchmark its compensation practices and plans as well as to provide an analysis of the compensation of the NEO’s relative to the reference groups retained and market data extracted from Mercer’s compensation surveys. In 2013, for said services rendered, the Corporation paid to Mercer an amount of $21,201.

d) Risk Oversight

The Committee reviews and approves the Corporation’s compensation policies and practices, taking into account any associated risks. As further described hereunder, the components of compensation include a base salary, a Short-Term Incentive Plan (profit sharing plan), and a Long-Term Incentive Plan made up of the Stock Option Plan and the Performance Share Unit Plan and retirement benefits. The Committee reviewed the practices and policies applicable to all employees including the NEOs and did not identify any risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

The Corporation has not adopted a policy prohibiting insiders from purchasing financial instruments relating to the Corporation’s shares; however, the Corporation is not aware of any insiders having adopted such practices.

CASCADES MANAGEMENT PROXY CIRCULAR 14

3.1.2	COMPENSATION OF EXECUTIVE OFFICERS

This section is intended to provide shareholders of the Corporation with a description of the policies and programs regarding compensation of the NEOs for the financial year ended December 31, 2013. The NEOs are the Executive Chair of the Board, the President and Chief Executive Officer, the Vice-President and Chief Financial Officer, the President and Chief Executive Officer of Norampac, a division of Cascades Canada ULC (“Norampac”) and the President and Chief Executive Officer of Cascades Tissue Group, a division of Cascades Canada ULC (“Tissue Group”). Although this section essentially describes the compensation policies and programs for the NEOs, these programs also apply to the Corporation’s other management staff. Unless otherwise indicated, the information contained herein is as at December 31, 2013.

Objectives of the Compensation Policy

The compensation of the NEOs is based upon the Corporation’s compensation policy and the recommendations of the Committee. The Corporation’s policy is designed to offer global competitive compensation to allow the Corporation to: i) recruit and retain highly qualified employees; ii) to recognize and encourage individual contribution to the Corporation’s results; and iii) to reward individual and collective performance. The Corporation’s compensation policy establishes compensation levels which take into account the role of the incumbent and the inherent responsibilities of the position. Total compensation of Executive Officers is comprised of the following principal components: one fixed which is the base salary and one variable which includes a Short-Term Incentive Plan (profit sharing program) which is tied to the financial performance of the Corporation and its business units and a Long-Term Incentive Plan (Stock Option Plan and Performance Share Unit Plan) which is tied to the financial performance of the Corporation as a whole and the stock price. With respect to Executive Officers, in particular, the compensation policy is designed to optimize profitability. It is with this in mind that Cascades has always favoured a decentralized structure where each business unit is a profit center unto itself with its own balance sheet and statement of earnings and where officers are compensated based on the profitability of the business units they manage.

3.1.3	BENCHMARKING PRACTICES

In 2013, the same reference groups were used in the annual cash compensation determination process for the NEOs as in the prior year, save for Alain Lemaire who was appointed Executive Chair of the Board on May 9, 2013. (1)

As Executive Chair, Alain Lemaire’s role has generally included the following full-time duties: supporting Mario Plourde as Chief Executive Officer and the authority of his position as such, creating an environment conducive to the smooth transition of executive leadership out of the hands of the founding shareholders, acting as a mentor to the Corporation’s senior executive team and contributing to the creation of a forward–looking leadership environment, providing advice on high value -at-stake operational and technical issues, making himself available as a resource to support the implementation of decisions relating to new or different strategic initiatives and generally contributing to strategic planning initiatives which are under the direction of the Chief Executive Officer.

The depth of Alain Lemaire’s experience in the Corporation’s business and its assets and his profound knowledge of the Corporation’s entrepreneurial culture and values are such that his continuation as Chair with an executive role was judged to be of great importance to the success of the Corporation’s ability to prosper and the successful transition of its leadership.

The relative uniqueness of the particular role assumed by Alain Lemaire as Executive Chair and its value to the Corporation are such that it was determined by the Board of Directors, on the advice of the Human Resources Committee, that his compensation should be determined on a subjective basis and without a search for relevant benchmarks. On the basis of that principle and the views of the Board of Directors as to the value of Alain Lemaire’s role as Executive Chair, it was determined that his compensation should remain unchanged for the remainder of 2013 following the appointment of Mario Plourde as Chief Executive Officer. Alain Lemaire’s compensation will be revisited and adjusted annually to reflect the importance of his role and responsibilities.

In addition to considering annual cash compensation (base salary and short-term incentive plan) indicators extracted from national compensation surveys published by compensation consulting companies, the annual cash compensation, namely the base salary and the variable compensation for the President and Chief Executive Officer (2) and the Vice-President and Chief Financial Officer was benchmarked by the Committee in 2013, against a reference market or “Reference Group”. The Reference Group consisted of Canadian companies chosen on the basis of one or more of the following criteria:

•	the companies are listed on a Stock Exchange;

•	the companies operate their activities on a national or international level;

•	the average size of the companies in terms of sales is comparable to the Corporation;

•	the head office is located in Québec.

The companies that form part of the Reference Group include: Domtar Inc., Rona Inc., Alimentation Couche-Tard Inc., and Saputo Inc. The average base salary of the Reference Group for a comparable position to that of the President and Chief Executive Officer is $1,178,508, the variable compensation being $1,690,465. The average of the total cash compensation excluding stock option grants, the variation of the value of the pension plan and stock grants is $2,869,473 while the median is $3,008,906. The average base salary of the Reference Group for a comparable position to that of the Vice-President and Chief Financial Officer is $512,513 the variable compensation being $473,149. The average of the total cash compensation excluding stock option grants, the variation of the value of the pension plan and stock grants is $985,662 while the median is $1,083,474.

CASCADES MANAGEMENT PROXY CIRCULAR 15

The following table and footnotes sets forth a summary of the characteristics of the Reference Group for the President and Chief Executive Officer and the Vice-President and Chief Financial Officer.

As at December 31, 2012	CASCADES INC.	REFERENCE GROUP (3)
LOCATION	CANADA AND THE UNITED STATES	AT A NATIONAL OR INTERNATIONAL LEVEL
Sales (in millions of dollars)	$3,645 in 2012	$13,302(4) in 2012
$3,849 in 2013
(1)	Alain Lemaire held the position of President and Chief Executive Officer from January to May 9, 2013.
(2)	Mario Plourde was appointed President and Chief Executive Officer on May 9, 2013.
(3)	The financial data for the Reference Group is from management proxy circulars for the year 2012 as filed on SEDAR.
(4)	This number represents an average for the companies in the Reference Group.

For the financial year ended December 31, 2013, Mr. Mario Plourde’s annual cash compensation was $1,324,904 an amount below the average and the median of the Reference Group. The Committee did not use any other benchmarking exercise for any other components of Mr. Plourde’s compensation.

For the financial year ended December 31, 2013, Mr. Allan Hogg’s annual cash compensation was $517,488 an amount below the average and the median of the Reference Group. The Committee did not use any other benchmarking exercise for any other components of Mr. Hogg’s compensation.

In the case of the President and Chief Executive Officer of Norampac and the President and Chief Executive Officer of the Tissue Group, the Reference Group included eight Canadian companies of comparable size in terms of sales to the Groups for which they are responsible and chosen on the basis of one or more of the following criteria:

•	the companies are listed on a Stock Exchange;

•	the companies operate their activities on a national or international level;

•	the average size of the companies in terms of sales is comparable to the Group for which he or she is responsible and varies between $556 M and $1,507 M;

•	the companies operate in the forestry and industrial sectors as well as in the consumer products and beverage sectors.

The companies that form part of the Reference Group include: CCL Industries Inc., Canam Group Inc., KP Tissue Inc., Stella Jones Inc., Winpak Ltd., Lassonde Industries Inc., Richelieu Hardware Ltd., Toromont Industries Ltd.

The average base salary of the Reference Group for a comparable position to that of the President and Chief Executive Officer of Norampac is $590,298, the variable compensation being $643,889. The average of the total cash compensation excluding stock option grants, the variation in the value of the pension plan and stock grants is $1,234,187 while the median is $1,200,000.

The average base salary of the Reference Group for a comparable position to that of the President and Chief Executive Officer of Tissue Group is $590,298 the variable compensation being $643,889. The average of the total cash compensation excluding stock option grants, the variation in the value of the pension plan and stock grants is $1,234,187 while the median is $1,200,000.

The following table and footnote presents a summary of the characteristics of the Reference Group for the President and Chief Executive Officer of Norampac and the President and Chief Executive Officer of Tissue Group:

As at December 31, 2012	NORAMPAC	REFERENCE GROUP (1)
LOCATION	CANADA AND THE UNITED STATES	AT A NATIONAL OR INTERNATIONAL LEVEL
Sales (in millions of dollars)	$1,189 in 2012 $1,314 in 2013	$952(2) in 2012
(1)	The financial data for the Reference Group is from management proxy circulars for the year 2012 as filed on SEDAR.
(2)	This number represents an average for the companies in the Reference Group.

For the financial year ended December 31, 2013, Mr. Marc-André Dépin’s annual cash compensation was $860,657, an amount below the average and the median of the Reference Group. The Committee did not use any other benchmarking exercise for any other components of Mr. Dépin’s compensation.

As at December 31, 2012	TISSUE GROUP	REFERENCE GROUP (1)
LOCATION	CANADA AND THE UNITED STATES	AT A NATIONAL OR INTERNATIONAL LEVEL
Sales (in millions of dollars)	$979 in 2012 $1,033 in 2013	$952(2) in 2012
(1)	The financial data for the Reference Group is from management proxy circulars for the year 2012 as filed on SEDAR.
(2)	This number represents an average for the companies in the Reference Group.

For the financial year ended December 31, 2013, Ms. Suzanne Blanchet’s annual cash compensation was $865,678 an amount below the average and the median of the Reference Group. The Committee did not use any other benchmarking exercise for any other components of Ms. Blanchet’s compensation.

CASCADES MANAGEMENT PROXY CIRCULAR 16

3.1.4	COMPENSATION COMPONENTS

Base Salary

For the purposes of internal equity, the Executive Officer positions are evaluated and classified in accordance with their responsibilities, required competencies and other specific conditions related to the position. Executive Officer positions are compared to other similar Executive Officer positions within the Reference Group. The salary data is analyzed to establish the median salaries in the market. Base salaries are also determined on the basis of a number of factors, such as the level of responsibilities, the experience of the Executive Officer and his sustained contribution to the success of the Corporation. The objective sought is to offer a base salary to Executive Officers which on average is positioned at the median of salaries for positions with comparable responsibilities. The base salaries of the NEOs for the fiscal year ended December 31, 2013 were set on April 1, 2013, and remained unchanged throughout the financial year. Mr. Alain Lemaire was not granted a salary increase in 2013, Mr. Allan Hogg was granted a salary increase of 7.8%, Mr. Mario Plourde was granted a salary increase of 8.4%, Mr. Marc-André Dépin was granted a salary increase of 2.8% and Ms. Suzanne Blanchet was granted a salary increase of 4.0%.

Short-term Incentive Plan

The Short-Term Incentive Plan entitles the NEOs, as well as other members of senior management and all permanent employees with a year’s seniority to participate in the profit sharing program. They participate in the profit sharing program under the following terms: between November 1st and October 31st of each year, (the “Reference Period”); 1) the NEOs whose functions are directly related to operations are eligible to receive a bonus based on the financial results (operating profit being net profit before depreciation, taxes and profit sharing) of the business units which are under their supervision, capped at two times the annual base salary; 2) members of senior management, who have a support function participate in the profit sharing program and are eligible to receive during the Reference Period a bonus based on the financial results of all of the business units taking into account their seniority, responsibilities and their personal performance, capped at two times the annual base salary. Profit sharing paid to the Executive Chair represents 0.25% of operating profit of all of the operating subsidiaries, divisions and affiliated entities of the Corporation excluding the European Boxboard Group’s business units and those of Cascades Recovery Inc. Profit sharing paid to the President and Chief Executive Officer represents for the first three months of 2013, 0.20% of operating profit of Cascades Recovery Inc.’s business units and 0.15% of operating profit of all of the operating subsidiaries, divisions and affiliated entities of the Corporation excluding the European Boxboard Group’s business units, and as of April 1, 2013, 0.20% of operating profit of all of the operating subsidiaries, divisions and affiliated entities of the Corporation capped at two times his base salary. Profit sharing paid to the Vice-President and Chief Financial Officer is constituted of an amount of $181,500 capped at one time his base salary. Profit sharing paid to the President and Chief Executive Officer of Norampac varies between 0.125% and 0.30% of operating profit of Norampac’s business units for which he is responsible, capped at two times his annual base salary. Profit sharing paid to the President and Chief Executive Officer of Tissue Group represents 0.25% of operating profit of Tissue Group’s business units capped at two times her base salary.

In order to determine the profitability of the business units, their profits are accounted for on a non consolidated basis, unit by unit, month by month during the Reference Period commencing on November 1 and ending on October 31. Certain business units in a start-up or restructuring mode may be excluded from the calculation during the start-up or restructuring period, as the case may be.

The entire compensation derived from the Short-Term Incentive Plan is based on measures that cannot be disclosed and the Corporation is relying on the serious prejudice exemption. Indeed, the Corporation does not publicly disclose the profits derived from each of these business units and does not furnish the financial results based on the Reference Period. The Corporation is of the view that disclosure of the information relative to operating profit of its business units would be greatly prejudicial to its interests. Indeed, disclosing these results would allow the Corporation’s competitors to isolate certain data and could harm the Corporation’s products competitive position and negatively affect its financial situation. As well, the percentage of operating profit of each of the units used to determine senior management’s compensation is also confidential and sensitive from a competitive point of view. Its disclosure could provide indications to competitors of the strategic importance of one unit over others in terms of operating profit. Compensation derived from the short-term incentive plan, represents 49% of the total compensation of Mr. Alain Lemaire, 44% of the total compensation of Mr. Mario Plourde, 30% of the total compensation of Mr. Allan Hogg, 35% of the total compensation of Mr. Marc-André Dépin and 40% of the total compensation of Ms. Suzanne Blanchet.

The Committee is satisfied that the Corporation’s profit sharing plan which reflects a philosophy that has been in place for several years effectively encourages senior management’s productivity and aligns their interests with those of the Corporation’s shareholders. Indeed, any compensation derived from the Short-Term Incentive Plan is directly correlative to the success of the various business units which they manage. When the Committee determines the percentage of the profits of each business unit to be paid to the senior executive, it considers in a discretionary manner, the experience, the responsibilities and the past performance of the executive as well as the number of business units under his or her responsibility. The Committee also ensures that the compensation to be paid is correlative to a high performance on the part of the business units.

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Long-term Incentive Plan

The Long-Term Incentive Plan is made up of the Stock Option Plan (the “Option Plan”) and the Performance Share Unit Plan (the “PSU Plan”).

a) Stock Option Plan

The Stock Option Plan enables Officers including the NEOs, as well as key employees of the Corporation, its subsidiaries, divisions, and affiliated companies to receive options entitling them to acquire Common Shares of the Corporation. In the case of the NEOs as well as for any beneficiary of options, the stock options are awarded in recognition of management competency, effort, performance, and loyalty. The number of options attributed is based on a multiple of the base salary taking into account the level of seniority of the employee, capped at a maximum of two times the base salary for the Executive Chair and the President and Chief Executive Officer and at 1.5 times the base salary for the Group Presidents and at 1.25 times the base salary for the Chief Financial Officer. This cap is a practice rather than a policy as the Board of Directors may increase or reduce the multiples at its discretion. When new awards occur, previous awards are used for reference purposes only and do not bind the Board of Directors. The exercise price for an option will be determined by the Board of Directors at the time of grant and will not be less than market price of the shares at the grant date, calculated as the average of the closing price of the shares on the Toronto Stock Exchange, on the five (5) trading days prior to the grant date.

Pursuant to the terms of the Option Plan, an optionee may exercise an option at any time before its expiration, which date will be no later than 10 years after the date the option is granted. If an option expires during a trading prohibition period or within ten (10) business days following the last day of the trading prohibition period, the exercise period for the option in question is extended to the end of the tenth business day following the last day of the trading prohibition period. The terms for exercising options granted before December 31, 2003 are 25% of the optioned shares within the 12 months of the grant date and up to an additional 25% within each 12 month period following the 1st, 2nd and 3rd anniversary dates of grants. The terms for exercising the options granted in 2004 and after are 25% of the number of shares after the 1st anniversary date of grant, and an additional 25% each on the 2nd, 3rd and 4th anniversary date of grant. Unless the Board of Directors decides otherwise, in the event of a Change in Control of the Corporation, all options granted under the Option Plan become exercisable within 60 days of the date of the Change in Control.

Unless the Board of Directors decides otherwise, the options granted under the Option Plan expire at their expiry date or in the event of one of the following situations: a) options will expire immediately upon the optionee ceasing to be an eligible employee as a result of being terminated for cause by the Corporation; b) options will expire before the expiry date pursuant to the following events and in the following manner: i) if an optionee voluntarily terminates his employment, the portion of any option held by such optionee that is exercisable at the date of termination may be exercised by the optionee during a period of 60 days after the date of termination; ii) if an optionee’s employment is terminated by the Corporation but his termination is not deemed a termination for cause, the portion of any option held by such optionee that is exercisable at the date of termination may be exercised by the optionee during a period of 60 days after the date of termination; iii) if an optionee dies or if his employment with the Corporation is terminated due to permanent disability, the portion of any option held by such optionee that is exercisable at the date of his death or at the date of his termination of employment due to permanent disability may be exercised by the optionee or the legal personal representative of the optionee, as the case may be, during a period of 120 days after the death of the optionee or after the date of his termination due to permanent disability; iv) on November 7, 2012, the Board of Directors further to a recommendation by the Human Resources Committee and with the approval of the Toronto Stock Exchange amended (no approval of shareholders being required), the provision on retirement to stipulate: an optionee whose age and years of service total at least 70 years of age, taking into account only whole years, may exercise the vested portion of an option at the date of termination of employment and the portion of an option to be vested within two (2) years following such date within 90 days after the expiration of such two (2) year period or prior to the expiration of the original term of the option, whichever occurs first; the options which are not exercisable at the time of the occurrence of any event mentioned in b) hereinabove mentioned, are immediately forfeited upon the optionee ceasing to be an eligible employee.

The Option Plan provides that i) the maximum number of shares that may be reserved for issuance to any one person pursuant to the exercise of options granted under the Option Plan or options under any other share compensation arrangement shall not exceed 5% of the outstanding issue at the time of grant; ii) unless shareholder approval is obtained, the total number of shares reserved for issuance to insiders pursuant to the exercise of options under the Option Plan and pursuant to other share compensation arrangements shall not exceed 10% of the outstanding issue; iii) the number of shares issued under the Option Plan and other share compensation arrangements in a one year period shall not exceed a) 10% of the outstanding issue, in the case of shares issued to insiders, or b) 5% of the outstanding issue, in the case of shares issued to any one insider and related persons.

The Board of Directors may amend, suspend or terminate the Option Plan or any option granted thereunder at any time, provided that such actions may be taken: a) without obtaining any required regulatory approval, including the approval of the stock exchanges upon which the shares are then listed or, if required by such regulatory approval, any shareholder approval; b) do not alter or impair any rights of an optionee under options previously granted without the prior consent of the optionee. The Board of Directors may make the following amendments with the approval of the regulatory authorities and the Shareholders: i) Any increase in the maximum number of shares issuable under the Option Plan (except for any amendment resulting from a share split, a consolidation or any other similar operation) including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage; ii) any amendment to the method of determining the purchase price (subscription price or exercise price) of each share covered by an option granted pursuant to the Option Plan; iii) any extension to the term of an option held by an optionee beyond the original expiry date in the circumstances described above, iv) the addition of any form of financial assistance and any amendment to a financial assistance program which is more favorable to participants. In addition, on April 29, 2013, the Board of Directors of the Corporation approved certain amendments to the Corporation’s Option Plan. In accordance with recommendation 613 (i) (v) of the TSX Company Manual regarding amendments to an amending provision, the Board of Directors of the Corporation will need the approval of regulatory authorities and

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shareholders before making the following amendments to the Option Plan; (i) any increase in the limits set forth in article 3.8 of the Option Plan (pertaining to the issuance of shares); (ii) any change to the Option Plan which would allow non-employee directors to participate in the Option Plan; (iii) any amendment which would permit any option granted under the Option Plan to be transferable or assignable other than by will or pursuant to the laws of succession; and (iv) any amendment to the amendment provisions of the Option Plan. Furthermore, the Option Plan was amended to prevent the granting of options to non-employee directors under the Option Plan.

Other than as aforesaid, with respect to any other amendments, including the following amendments, the approval of the Shareholders will not be required: i) any amendment to the eligibility for participation in the Option Plan and limitations or conditions on participation in the Option Plan; ii) any amendment to the terms relating to the grant or exercise of options, including, but not limited to, the terms relating to the amount and payment of the exercise price (other than a reduction in the option price), vesting, expiry, adjustment of options, any amendment to the termination provisions of an option or the Option Plan; iii) any change that is necessary or desirable to comply with applicable laws, rules or regulation of any governmental entity, agency, department or authority or any applicable stock exchange; iv) any correction or rectification of any ambiguity, defective provision, error or omission in the Option Plan or in any option; v) any amendment of the terms relating to the administration of the Option Plan; and vi) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Option Plan reserve. The Corporate Secretary may determine, from time to time, the manner in which an option may be exercised, including by way of processes administered by the Corporation or by third parties mandated by the Corporation. Options may be exercised only by the optionee and are not assignable.

On May 9, 2013, further to a recommendation by the Board of Directors and with the approval of the Toronto Stock Exchange, the shareholders approved an amendment to the Corporation’s Stock Option Plan in order to increase by 3,167,598 the maximum number of Common Shares issuable thereunder from 6,132,402 to 9.3 million representing 9.9% of the issued and outstanding Common Shares of the Corporation as at March 15, 2013. As well, the shareholders ratified stock option grants to purchase 632,431 Common Shares which had been granted to senior executives and key management employees by the Board of Directors in 2012.

On June 3, 2013, the Board of Directors granted options to 30 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies, giving them the opportunity to purchase collectively 560,391 Common Shares at the exercise price of $5.18 per share expiring on June 2, 2023, representing 0.6% of the 93,887,849 Common Shares outstanding as at December 31, 2013.

b) Performance Share Unit Plan

On February 20, 2013, the Board of Directors of the Corporation (the “Board”), further to a recommendation by the Human Resources Committee, approved the implementation of a Performance Share Unit Plan (“PSU Plan”) which came into effect on April 1, 2013. With the implementation of the PSU Plan, the Corporation reduced the number of option grants under the Option Plan by 50% and replaced the option grants by PSUs. The PSU Plan is intended to allow the Board to grant to selected officers and key employees of the Corporation and its subsidiaries share units in accordance with the terms and conditions of the PSU Plan. The purposes of the PSU Plan are to assist and encourage officers and key employees of the Corporation and its subsidiaries to work towards and participate in the growth and development of the Corporation, to assist the Corporation in attracting, retaining and motivating such officers and key employees, and to align the interests of such officers and key employees with those of the shareholders of the Corporation. The PSU Plan is administered by the Board or, if determined by the Board, by a committee of the Board of Directors. The Board of Directors approves the number of PSUs granted and may amend, suspend or terminate the PSU Plan or any PSUs granted thereunder.

The Board has the discretion to establish at the time of each grant, within the restrictions set forth in the PSU Plan, the Award Date, the Vesting Date, the performance objectives which must be attained for the PSU Award, or part thereof, to vest, if any, and other particulars applicable to a PSU Award.

The Vesting Date of a PSU Award will be determined by the Board at the time of grant. However, the Vesting Date will not be later than the end of the second fiscal year of the Corporation following the year during which such PSU Award is granted.

On the Vesting Date, the number of PSUs forming part of the Award shall be adjusted depending upon the three year average return on capital employed (“ROCE”) of the Corporation. Such adjusted number shall be obtained by multiplying the number of PSUs forming part of the Award by the applicable multiplier as described below. For purposes of the PSU Plan, ROCE is defined as capital employed which includes total assets less accounts payable and accrued liabilities. It includes the Corporation’s share of capital employed of its core business investments and excludes capital employed attributable to non-controlling interests. Capital employed is calculated on the average of the last four (4) quarters. Return is defined as operating profit less income taxes. It includes the Corporation’s share of return from core business investments and excludes return attributable to non-controlling interests. Return also includes dividends from non core business investments.

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The applicable multiplier shall correspond to the average ROCE, as determined by the Corporation, for the three calendar years ended before the Vesting Date, based on the following table:

Average ROCE	Multiplier

The Corporation shall pay on the Vesting Date, to the PSU Holder of such vested PSU Award (or, if deceased, his or her legal representatives), an amount in cash equal to the Market Value, calculated as of the fifth Trading Day prior to the Vesting Date, for the Shares represented by such vested PSU Award (or part thereof), subject to any adjustment required.

The PSU Plan is non-dilutive. Payment of PSUs will be made in cash or in Shares purchased from the secondary market, at the option of Cascades, pursuant to the terms and conditions described in the PSU Plan. The PSU Plan will not rely upon shares from treasury, nor are there any corresponding shares reserved in treasury for purposes of this PSU Plan.

3.00%	25%
3.50%	45%
4.00%	70%
4.50%	90%
5.00%	100%
5.50%	110%
6.00%	125%
6.50%	150%
7.00%	175%
8.00%	185%
9.00%	200%

Unless otherwise determined by the Board at or after the time of grant: a) where vesting of a PSU Award, or part thereof, is subject to the attainment of performance objectives, such PSU Award, or part thereof, shall expire on the Vesting Date if such performance objectives have not been attained, the whole in accordance with the terms and conditions of the applicable Share Unit Agreement; b) any PSU Award granted to a Participant who ceases to be an officer or employee of Cascades following his or her voluntary termination or dismissal for cause before the vesting of such PSU Award, whether or not such PSU Award is subject to the attainment of performance objectives, shall expire on the Cessation Date; c) in a case where a Participant retires at the age prescribed under the Corporation’s retirement policies or ceases to be an officer or a key employee of the Corporation for a reason other than voluntary termination or dismissal for cause, the Participant shall be entitled to a number of PSUs, prorated to take into account the number of days worked as an officer or a key employee within the vesting period, the whole subject to the attainment of performance objectives, if applicable. Such PSUs shall be paid forthwith, once the Corporation has determined that the performance objectives of the Participant have been attained, if applicable.

The rights in PSU Awards and PSUs may not be assigned or transferred and PSUs may not be disposed of, sold, pledged, hypothecated or given as security by a Participant. In the case where a Participant dies and a PSU Award is vested at the time of the death, the legal representatives of the Participant shall have the rights of such Participant under the Plan and under the Share Unit Agreement, as applicable. The obligations of a Participant shall be binding upon his or her legal representatives.

On June 3, 2013, the first year in which PSU’s were granted, the Board of Directors granted 560,391 PSUs expiring on June 2, 2015 to 30 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies. The details of these awards are shown in the Summary Compensation table below and in the Outstanding Option-Based Awards and Share-Based Awards table on pages 21 and 22 of this Circular.

Ownership Guidelines

To further align the interests of senior management with those of shareholders, the Corporation expects executives who participate in the long-term incentive plan to accumulate and retain shares. Members of senior management who are granted options annually are required to hold shares of the Corporation in an amount equal to their annual base salary. Members of senior management who do not hold the minimal amount of shares must purchase annually shares in an amount at least equal to 5% of their annual base salary. All of the NEOs have satisfied the share ownership guidelines.

Benefits and Perquisites

The Corporation’s employee benefit program offered to all employees including members of senior management includes life, medical, dental and disability insurance. Benefits and perquisites provided to senior management reflect competitive practices.

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3.2 COMPENSATION SUMMARY

3.2.1	SUMMARY COMPENSATION TABLE FOR THE NAMED EXECUTIVE OFFICERS (NEOS)

The following table and footnotes set forth the total executive compensation paid to the Named Executive Officers of the Corporation or of one of its subsidiaries for the financial years ended December 31, 2013, 2012 and 2011.

	YEAR	SALARY	SHARE- BASED AWARDS (1)	OPTION- BASED AWARDS (2)	NON-EQUITY ANNUAL INCENTIVE PLAN COMPENSATION (4)	PENSION VALUE (5)	ALL OTHER COMPENSATION		TOTAL COMPENSATION
NAME AND PRINCIPAL POSITION		($)	($)	($)(3)	($)	($)	($)		($)
Alain Lemaire	2013	598,000	196,087	199,509	1,037,176	23,820	73,228	(6)	2,127,820
Executive Chair of the Board	2012	591,000		336,608	844,067	22,970	52,132		1,846,777
	2011	565,000		368,071	829,238	22,450	52,724		1,837,483
Mario Plourde	2013	559,250	150,589	153,214	765,654	114,232 (8)	13,981		1,756,920
President and Chief Executive Officer	2012	518,700		218,029	509,924	86,623	12,967		1,346,243
	2011	474,000		184,034	436,873	99,459 (7)	11,850		1,206,216
Allan Hogg	2013	315,650	58,267	59,285	201,838	37,089	3,946		676,075
Vice-President	2012	292,700		81,092	145,338	34,392	3,658		557,180
and Chief Financial Officer	2011	268,600		84,130	115,676	31,561	3,357		503,324
Marc-André Dépin	2013	458,050	113,224	115,199	402,607	64,172	11,451		1,164,703
President and Chief Executive Officer	2012	455,000		197,375	809,712 (10)	63,654	11,375		1,537,116
of Norampac	2011	441,600		215,585	919,187 (9)	95,594 (11)	10,760		1,682,726
Suzanne Blanchet	2013	401,400	96,052	97,729	464,278	83,640	5,017		1,148,116
President and Chief Executive Officer	2012	386,100		165,244	397,201	77,280	4,826		1,030,651
of Tissue Group	2011	371,800		184,034	314,177	79,447	4,647		954,105
(1)	Equals the number of PSUs granted adjusted for the ROCE multiplier and multiplied by the closing price of the Common Shares on the TSX on December 31, 2013 ($6.88). This amount does not constitute a cash amount received by the NEO. It is an at-risk value.
(2)	For additional information, refer to the heading “Long-term Incentive Plan” on page 18 of this Circular.
(3)	The fair value of the options granted on the date of grant is determined by multiplying the number of options granted by the value established according to the Black-Scholes-Merton model, a well-known method, accounting for the following assumptions:
(I)	Risk-free rate: 1.75%
(II)	Dividend rate: 3.11%
(III)	Volatility in market price of the shares: 47%
(IV)	Expected lifetime: 6 years
(V)	Fair value per option: $1.75
(4)	For additional information, refer to the heading “Short-term Incentive Plan” on page 17 of this Circular.
(5)	The amounts reflected in the table represent the Corporation’s contribution only. For additional information refer to the heading “Retirement Plans” on page 23 of this Circular.
(6)	Perquisites have not been included, as they do not reach the prescribed threshold of $50,000 or 10% of the base salary for fiscal 2013, save for Alain Lemaire. This amount represents an amount allocated in 2013 towards the maintenance of his private property in Kingsey Falls.
(7)	This amount reflects a correction of $15,318 for prior years.
(8)	This amount reflects a correction in the amount of $10,538 for prior years.
(9)	This amount includes a bonus of $500,000 paid to Mr. Dépin on the signing of definitive agreements for the construction of a new linerboard mill known as the Greenpac Project.
(10)	This amount includes a bonus of $500,000 paid to Mr. Dépin in relation to the construction of a new linerboard mill known as the Greenpac Project.
(11)	This amount reflects a correction of $31,652 for prior years.

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3.3 INCENTIVE PLAN AWARDS

3.3.1	OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS

The following table and footnotes set forth, for each NEO, all the option-based grants and share-based grants outstanding at the end of the financial year 2013.

OPTION-BASED AWARDS				SHARE-BASED AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (NUMBER)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THEMONEY OPTIONS (1) ($)	NUMBER OF SHARE- BASED AWARDS THAT HAVE NOT VESTED (2) (NUMBER)	VESTING DATE	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE - BASED AWARDS NOT PAID OR DISTRIBUTED ($)
Alain Lemaire	67,739	13.05	May 2, 2014	–	–	–	–	–
	72,727	12.73	May 3, 2015	–	–	–	–	–
	81,462	11.49	May 2, 2016	–	–	–	–	–
	79,121	11.83	May 8, 2017	–	–	–	–	–
	124,507	7.81	May 6, 2018	–	–	–	–	–
	440,175	3.92	March 31, 2019	1,302,918	–	–	–	–
	156,081	6.43	May 31, 2020	70,236	–	–	–	–
	174,441	6.26	June 27, 2021	108,153	–	–	–	–
	256,502	4.46	May 31, 2022	620,735	–	–	–	–
	114,005	5.18	June 2, 2023	193,809	114,005	June 2, 2015	196,087	–
Mario Plourde	29,287	13.05	May 2, 2014	–	–	–	–	–
	31,515	12.73	May 3, 2015	–	–	–	–	–
	38,695	11.49	May 2, 2016	–	–	–	–	–
	37,582	11.83	May 8, 2017	–	–	–	–	–
	59,923	7.81	May 6, 2018	–	–	–	–	–
	218,947	3.92	March 31, 2019	648,083	–	–	–	–
	80,062	6.43	May 31, 2020	36,028	–	–	–	–
	87,220	6.26	June 27, 2021	54,076	–	–	–	–
	166,143	4.46	May 31, 2022	402,066	–	–	–	–
	87,551	5.18	June 2, 2023	148,837	87,551	June 2, 2015	150,589	–
Allan Hogg	2,092	13.05	May 2, 2014	–	–	–	–	–
	2,273	12.73	May 3, 2015	–	–	–	–	–
	4,526	11.49	May 2, 2016	–	–	–	–	–
	5,495	11.83	May 8, 2017	–	–	–	–	–
	8,822	7.81	May 6, 2018	–	–	–	–	–
	49,605	3.92	March 31, 2019	146,831	–	–	–	–
	25,879	6.43	May 31, 2020	11,646	–	–	–	–
	39,872	6.26	June 27, 2021	24,721	–	–	–	–
	61,794	4.46	May 31, 2022	149,541	–	–	–	–
	33,877	5.18	June 2, 2023	57,591	33,877	June 2, 2015	58,267	–
Marc-André Dépin	17,931	13.05	May 2, 2014	–	–	–	–	–
	19,091	12.73	May 3, 2015	–	–	–	–	–
	22,063	11.49	May 2, 2016	–	–	–	–	–
	42,857	11.83	May 8, 2017	–	–	–	–	–
	66,914	7.81	May 6, 2018	–	–	–	–	–
	239,474	3.92	March 31, 2019	708,843	–	–	–	–
	97,045	6.43	May 31, 2020	43,670	–	–	–	–
	102,173	6.26	June 27, 2021	63,347	–	–	–	–
	150,404	4.46	May 31, 2022	363,978	–	–	–	–
	65,828	5.18	June 2, 2023	111,908	65,828	June 2, 2015	113,224	–
Suzanne Blanchet	32,276	13.05	May 2, 2014	–	–	–	–	–
	34,545	12.73	May 3, 2015	–	–	–	–	–
	40,052	11.49	May 2, 2016	–	–	–	–	–
	38,901	11.83	May 8, 2017	–	–	–	–	–
	60,922	7.81	May 6, 2018	–	–	–	–	–
	213,816	3.92	March 31, 2019	632,895	–	–	–	–
	81,275	6.43	May 31, 2020	36,574	–	–	–	–
	87,220	6.26	June 27, 2021	54,076	–	–	–	–
	125,919	4.46	May 31, 2022	304,724	–	–	–	–
	55,845	5.18	June 2, 2023	94,937	55,845	June 2, 2015	96,052	–

(1)

The value of unexercised in the money options is equal to the difference between the exercise price of the options and the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2013, namely $6.88. Any actual gain, if any, realized upon exercise, will depend on the value of the Common Shares at the option exercise date. Refer to the heading “Long-term Incentive Plan” on page 18 of this Circular.

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(2)	Number of PSUs which the NEO may be entitled to based on the achievement of ROCE at the end of fiscal 2015. The PSUs are subject to different payouts depending on the applicable multiplier. The amount disclosed is based on the minimum payout as if it had vested on December 31, 2013. See the Long-Term Incentive Plan section on page 18 of this Circular.

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3.3.2    INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The following table and footnotes sets forth, for each Named Executive Officer, the value vested for all grants and the bonus payout during the financial year 2013.

NAME	OPTION AWARDS —VALUE VESTED DURING THE YEAR ($) (1)	SHARE AWARDS —VALUE VESTED DURING THE YEAR ($) (2)	NON-EQUITY INCENTIVE PLAN COMPENSATION — PAYOUT DURING THE YEAR ($)(3)
Alain Lemaire	112,015	–	1,037,176
Mario Plourde	62,464	–	765,654
Allan Hogg	18,379	–	201,838
Marc-André Dépin	62,840	–	402,607
Suzanne Blanchet	54,643	–	464,278
(1)	The amount represents the value that would have been realized if the options had been exercised on the vesting date, namely, the difference between the closing price of the Common Shares on the Toronto Stock Exchange and the exercise price on such vesting date.
(2)	The PSUs granted to the NEOs on June 3, 2013 will vest on June 2, 2015.
(3)	Refer to the heading “Short-Term Incentive Plan” on page 17 of this Circular.

3.4  SHARE PURCHASE PLAN

The Corporation offers to its Canadian employees, including the Named Executive Officers, a share purchase plan of its common stock. Members of Senior Management can contribute, on a voluntary basis, up to a maximum of 10% of their salary and other employees can contribute, on a voluntary basis, up to a maximum of 5% of their salary and, if certain conditions are met, the Corporation will contribute to the plan 25% of the employee’s and Named Executive Officers contribution. The shares are purchased on the market on a predetermined date each month.

3.5  RETIREMENT PLANS

Pension Plan - Mario Plourde

Mario Plourde participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributed 12.375% of the employee’s base salary for the period during which he acted as Chief Operating Officer and 13.50% as of May 9, 2013 when he was appointed President and Chief Executive Officer and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year. In addition, as Mario Plourde has been a member of senior management since 1997, the Corporation contributes 4.95% of his base salary as a retroactive contribution until age 60.

The employer’s contributions to the registered retirement plan pension plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, for those employees hired prior to 1995, they are entitled to receive upon their retirement on or after the age of 57, a retirement allowance. Based on his date of hire, Mr. Plourde’s retirement allowance will be between 2% and 2.5% of his base salary the year before retirement multiplied by his years of service. In the event of retirement on December 31, 2013, taking into account his years of service and eligibility, Mario Plourde would have been entitled to receive a retirement allowance in the amount of $374,700.

Pension Plan - Allan Hogg

Allan Hogg participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year.

The employer’s contributions to the registered retirement plan pension plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, for those employees hired prior to 1995, they are entitled to receive upon their retirement on or after age 57, a retirement allowance. Based on his date of hire, Mr. Hogg’s retirement allowance will be between 1.75% and 2.5% of his base salary the year before retirement multiplied by his years of service. In the event of retirement on December 31, 2013, taking into account his years of service and eligibility, Allan Hogg would have been entitled to receive a retirement allowance in the amount of $155,500.

CASCADES MANAGEMENT PROXY CIRCULAR 24

Pension Plan - Marc-André Dépin

Marc-André Dépin participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year. In addition, as Marc-André Dépin has been a member of senior management since 2002, the Corporation contributes 2.25% of his base salary as a retroactive contribution until age 60.

The employer’s contributions to the registered retirement plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, for those employees hired prior to 1995, they are entitled to receive upon their retirement on or after age 57, a retirement allowance. Based on his date of hire, Mr. Dépin’s retirement allowance will be between 1.75% and 2.5% of his base salary the year before retirement multiplied by his years of service. In the event of retirement on December 31, 2013, taking into account his years of service and eligibility, Marc-André Dépin would have been entitled to receive a retirement allowance in the amount of $232,200.

Pension Plan - Suzanne Blanchet

Suzanne Blanchet participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year. In addition, as Suzanne Blanchet has been a member of senior management since 1997, the Corporation contributes 9% of her base salary as a retroactive contribution until age 60.

The employer’s contributions to the registered retirement plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, for those employees hired prior to 1995, they are entitled to receive upon their retirement on or after age 57 a retirement allowance. Based on her date of hire, Ms. Blanchet’s retirement allowance will be 3% of her base salary the year before retirement multiplied by her years of service. In the event of retirement on December 31, 2013, taking into account her years of service and eligibility, Suzanne Blanchet would have been entitled to receive a retirement allowance in the amount of $428,700.

Retirement Plan for Bernard, Laurent and Alain Lemaire

A separate Group Retirement Savings Plan is in place for Laurent and Alain Lemaire. The Corporation’s contribution represents the maximum amounts allowed by the Income Tax Act (Canada), namely, $23,820 in 2013. They choose to invest their contributions and those of the employer with the brokerage firm of their choice.

In August 2010, Cascades established a new individual unregistered unfunded supplementary retirement plan in the form of a monthly pension for Messrs. Bernard, Laurent and Alain Lemaire, the founders of Cascades, who in turn have held the position of President and Chief Executive Officer and continue to play an active role in the management of the Corporation. Messrs. Bernard and Laurent Lemaire are entitled to receive an annual pension of $500,000 beginning at age 75 while Mr. Alain Lemaire will receive an annual pension equal to 70% of his average salary calculated on the best three years including a disbursement of 50% of the Short-Term Incentive Plan (Profit Sharing Program) at age 70. These pensions will be indexed at 50% of the Consumer Price Index and will be reversible at 60% to their spouses. In the event of retirement on December 31, 2013, Alain Lemaire would have been entitled to receive an annual pension in the amount of $657,447 payable at age 70.

Defined Benefit Plan Table

The following table sets forth the accrued value of the retirement plan for Bernard, Laurent and Alain Lemaire at the beginning and at the end of fiscal year 2013.

NAME	NUMBER OF YEARS CREDITED SERVICE (#)	ANNUAL BENEFITS PAYABLE ($)		OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION ($)	COMPENSATORY CHANGE ($)	NON- COMPENSATORY CHANGE ($)	CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION ($)
		AT YEAR END	AT AGE 70 OR 75 AS THE CASE MAY BE
Bernard Lemaire	47.16	512,100	512,100	5,899,900	–	(108,900)	5,791,000
Laurent Lemaire	49.75	500,000	500,000	7,685,500	–	318,500	8,004,000
Alain Lemaire	46.13	657,447	718,723	8,461,500	–	(11,500)	8,450,000

CASCADES MANAGEMENT PROXY CIRCULAR 25

Defined Contribution Plan Table

The following table sets forth the accrued value of the retirement plans for Alain Lemaire, Mario Plourde, Allan Hogg, Marc-André Dépin and Suzanne Blanchet at the beginning and at the end of fiscal year 2013:

NAME	ACCUMULATED VALUE AT START OF YEAR ($)	COMPENSATORY ($)	ACCUMULATED VALUE AT YEAR END ($)
Alain Lemaire	837,600	23,800	1,050,900
Mario Plourde	570,200	114,200	783,700
Allan Hogg	321,400	37,100	413,900
Marc-André Dépin	461,300	64,200	600,300
Suzanne Blanchet	681,100	83,600	829,900

3.6 TERMINATION OR CHANGE OF CONTROL BENEFITS

Mario Plourde, Suzanne Blanchet and Marc-André Dépin have entered into employment contracts which have an indefinite term providing for payments or specific benefits in the event of a change of control or termination of employment. The employment contracts stipulate that should the Corporation terminate their employment (other than for cause or further to their disability or death) or in the event of a change of control or should they terminate their employment for “Good Reason” (as defined in the contracts) which includes retirement on or after the age of 57, or after 35 years of service, they would be entitled to receive severance pay or a retirement allowance as the case may be, following the termination of employment of an amount equal to 24 months of their base salary payable monthly as well as an amount equal to 24 months of the profit sharing program payable monthly calculated on the basis of the average monthly amount paid to them during the 24 months preceding the date of termination of employment; these amounts are payable in 24 monthly installments beginning on the first day of the month following the date of termination of employment. Health and dental insurance coverage will be continued for 24 months. In the event of a change of control, if they do not receive a notice within fifteen days of an event of change of control to the effect that their employment is continued under the same terms and conditions as outlined in the employment contract and without any modifications to their responsibilities, compensation, role or function within senior management of the Corporation or if they have reason to believe that a change in control would place their employment at risk, they can terminate their employment contract by providing written notice to that effect in which case, they would be entitled to receive severance pay as described above. With respect to retirement allowances, refer to the heading “Retirement Plans” on page 24 of this Circular. The employment contracts also provide for a non-compete clause for a period of 24 months following the date of termination of their employment, as well as a confidentiality clause.

3.7 PERFORMANCE GRAPH

The following graph compares the cumulative shareholder return on $100 investment in shares of the Corporation for the five most recent financial years commencing December 31, 2008, with a cumulative total shareholder return on the S&P/TSX Composite Index for the same period assuming reinvestment of all dividends. Cascades paid quarterly dividends of $0.04 during the period in question.

Total cumulative return over five years

Investment of $100 made on December 31, 2008

(4)	Compound annual return over 5 years

Compound Annual Return over 5 years

In 2009, Cascades’ share price increased by 164% including dividend returns compared to 35% for the reference index. This outperformance was mainly explained by the significant rebound in the Corporation’s profitability and the overall decrease in risk aversion by investors. Since then, Cascades’ stock has generally underperformed compared to the reference index due to lower results caused by the significant appreciation of the Canadian dollar, the rise of raw material costs and, more recently, subpar productivity levels. In 2013, however, Cascades’ share price increased by approximately by 71% due to better results compared to 2012, positive perspectives following the start-up of the new Greenpac containerboard facility and a falling Canadian dollar.

The compound annual return of Cascades’ stock over the past 5 years amounted to 18.3% compared to 11.9% for the S&P/TSX Composite index. Hence a $100 investment in shares of the Corporation made on December 31, 2008 would have amounted to $231.89 as at December 31, 2013. The same amount would have amounted to $175.61 for the reference index for the same period.

During the same five (5) year period, total compensation received by the NEOs increased globally at a compound annual growth rate of 5%.

CASCADES MANAGEMENT PROXY CIRCULAR 26

3.8 COMPENSATION OF DIRECTORS

3.8.1  RETAINER AND ATTENDANCE FEES

Only directors who are not employees of the Corporation receive compensation for acting as members of the Board and of any Committee of the Board. Compensation is paid quarterly. The following table presents the components of the compensation the members of the Board may be entitled to receive, with the exception of the directors who are also employees of the Corporation who do not receive any compensation for serving as directors. External directors are entitled to receive travel expenses and other expenses incurred to attend Board meetings. Directors may choose to receive all or a portion of their annual retainer excluding attendance fees in deferred share units.

Annual Board fees	$24,000
Annual Lead Director	$8,000
Annual Committee fees
Chair of the Audit and Finance Committee	$12,000
Chair of other Committees (except Audit and Finance)	$6,000
Attendance for Board and Committee meetings
Board of Directors in person or by telephone	$2,000
Committee members	$2,000

The total cash compensation paid to Directors during the financial year ended December 31, 2013 was $513,000.

3.8.2  DEFERRED SHARE UNIT PLAN

In 2005, the Board of Directors adopted a deferred share unit plan (the “DSU Plan”) which was established in order to provide deferred share units (“DSUs”) to the outside directors in recognition of their contribution to the Corporation and as an integral part of their overall compensation. The outside directors may choose to receive all or a portion of their annual compensation in DSUs. In 2013, further to a recommendation of the Human Resources Committee, the Board of Directors approved an amendment to the DSU Plan relative to the timing of the payment of DSUs when a participant in the DSU Plan ceases to be a director for any reason whatsoever. Prior to the amendment, when the participant in the DSU Plan ceased to be a director for any reason whatsoever, the participant received, no later than the 31st day of January following the end of the year during which the participant’s termination occurred, a lump sum payment in cash equal to the number of DSUs recorded in the participant’s account on the termination date multiplied by the value of the Common Shares (the average closing price of the Common Shares traded on the Toronto Stock Exchange during the five (5) trading days preceding the termination date), less applicable withholding taxes. Effective February 20, 2013, when a participant in the DSU Plan ceases to be a director for any reason whatsoever, he may select a payment date for the DSUs subsequent to the date on which he ceased to be a director but such date cannot be later than December 31 of the calendar year following the year in which the participant’s termination occurred. The Directors must advise the Corporate Secretary of their choice of payment date of the DSUs at least five (5) business days prior to this date, it being understood that if a director does not send such a notice to the Corporate Secretary before December 1 of the calendar year following the year in which the participant’s termination occurred, he will be deemed to have elected the fifth business day following December 1 of that year as the payment date of the DSUs. He will receive a lump sum payment in cash equal to the number of DSUs recorded in the participant’s account on the payment date multiplied by the value of the Common Shares (average closing price of the Common Shares traded on the Toronto Stock Exchange during the five trading days preceding the payment date), less applicable withholding taxes.

The DSUs provided to the outside directors as part of their compensation are intended to promote their identification with shareholder interests and to allow them to participate in the long-term success of the Corporation. The principal terms of the DSU Plan are as follows: each director who is not a full time salaried officer or employee of the Corporation or any of its subsidiaries is eligible to the DSU Plan. Each eligible director has an account in his name to which the DSUs are credited and held until he ceases to be a director of the Corporation. The number of DSUs credited to his account is calculated by dividing the amount of the quarterly cash compensation by the market value of one (1) Common Share on the applicable expiration date being the last business day of March, June, September and December of the Corporation’s fiscal year, unless otherwise determined by the Human Resources Committee. For the purposes of the DSU Plan, “Market Value” on any particular day means the market value of one (1) Common Share on such day which shall be calculated on the basis of the closing price for a Common Share on the Toronto Stock Exchange on that day, or if at least one (1) Common Share shall not have been traded on the Toronto Stock Exchange on that day, on the immediately preceding day for which at least one (1) Common Share was so traded. “Quarterly Cash Compensation” means the amount, expressed in dollars payable in cash on the last business day of March, June, September and December by the Corporation to an Eligible Director, or if, with respect to any Due Date, an Eligible Director has served during the applicable term as a member of the Board for a number of days that is less than the full quarter, the amount, expressed in dollars, which is the product of the quotient determined by dividing: the number of days in the particular quarter during the term in which the Eligible Director served as a member of the Board, by the aggregate number of days in the particular quarter, and the amount, expressed in dollars, of the Quarterly Cash Compensation which would otherwise have been payable for such quarter had the Eligible Director served as a member of the Board of the full quarter. DSU holders are credited additional DSUs in an amount equal to the dividends paid on the Common Shares of the Corporation. Under no circumstances shall DSUs be considered shares of the Corporation nor shall they entitle their holder to the rights normally conferred on shareholders of the Corporation.

CASCADES MANAGEMENT PROXY CIRCULAR 27

3.8.3  SUMMARY TABLE OF COMPENSATION

The following table and footnotes set forth the total cash compensation paid as well as the number of DSUs awarded to the directors under the DSU Plan during the financial year ended December 31, 2013.

NAME	FEES EARNED (ANNUAL RETAINER AND ATTENDANCE FEES) ($)(1)	SHARE-BASED AWARDS DSUs ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION	PENSION VALUE ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Bernard Lemaire	–	–	–	510,235	–	510,235
Laurent Lemaire (2)	–	–	250,788 (3)	23,820	356,000 (4)	630,608
Alain Lemaire (5)	–	–	–	–	–	–
Paul R. Bannerman	31,500	47,712	–	–	–	79,212
Robert Chevrier (6)	31,000	11,278	–	–	199,913	242,191
James B.C. Doak	65,500	29,589	–	–	–	95,089
Louis Garneau	47,500	29,589	–	–	–	77,089
Sylvie Lemaire	64,500	29,589	–	–	–	94,089
David McAusland	49,500	52,543	–	–	–	102,043
Martin P. Pelletier (7)	25,500	12,686	–	–	268,984	307,170
Georges Kobrynsky	73,500	25,996	–	–	–	99,496
Élise Pelletier	51,500	24,869	–	–	–	76,369
Laurence G. Sellyn	31,500	31,109	–	–	–	62,609
Sylvie Vachon	41,500	15,555	–	–	–	57,055

(1)	The annual retainer is paid in cash or DSUs as elected by the Director, attendance fees are paid in cash only.
(2)	Laurent Lemaire retired on January 2, 2014.
(3)	This amount represents compensation received under the Short-Term Incentive Plan (profit sharing program) as Executive Vice-Chair of the Board of Directors.
(4)	This amount represents Mr. Laurent Lemaire’s base-salary as Executive Vice-Chair of the Board of Directors as well as an amount towards the maintenance of his private properties in Kingsey Falls.
(5)	Compensation paid to Mr. Alain Lemaire is presented under item 3.2.1 “Summary Table of Compensation for the Named Executive Officers” on page 21 of this Circular.
(6)	For the period from January 1, to May 9, 2013, Mr. Chevrier received 2,457 DSUs for a value of $11,278. On September 12, 2013, he received an amount in cash of $199,913 equivalent to the number of DSUs held in his account multiplied by the value of the Common Shares (the average closing price of the Common Shares traded on the Toronto Stock Exchange during the five trading days preceding the payment date) less applicable withholding taxes.
(7)	During the financial year ended December 31, 2013, Martin P. Pelletier received consulting fees in the amount of $40,583 for services rendered to the Corporation. For the period from January 1, to May 9, 2013, Mr. Pelletier received 2,706 DSUs for a value of $12,686. On December 6, 2013 he received an amount in cash of $228,401 equivalent to the number of DSUs held in his account multiplied by the value of the Common Shares (the average closing price of the Common Shares traded on the Toronto Stock Exchange during the five trading days preceding the payment date) less applicable withholding taxes.

Defined Contribution Plan Table

The following table sets forth the accrued value of the retirement plan for Bernard Lemaire and Laurent Lemaire at the beginning and at the end of fiscal 2013:

NAME	ACCUMULATED VALUE AT START OF YEAR ($)	COMPENSATORY ($)	ACCUMULATED VALUE AT YEAR END ($)
Bernard Lemaire	776,400	–	826,600
Laurent Lemaire	790,900	23,820	902,300

CASCADES MANAGEMENT PROXY CIRCULAR 28

3.8.4  INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR

The following table and footnote sets forth for each director the value on vesting of all options-based and share-based awards and the non-equity incentive plan during the financial year 2013:

NAME	OPTIONS-BASED AWARDS VALUE VESTED DURING THE YEAR ($)	SHARE-BASED AWARDS VALUE VESTED DURING THE YEAR (1) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION —PAYOUT DURING THE YEAR ($)
Bernard Lemaire	–	–	–
Laurent Lemaire	–	–	250,788
Alain Lemaire	–	–	–
Paul R. Bannerman	–	47,712	–
Robert Chevrier	–	11,278	–
James B.C. Doak	–	29,589	–
Louis Garneau	–	29,589	–
Sylvie Lemaire	–	29,589	–
David McAusland	–	52,543	–
Martin P. Pelletier	–	12,686	–
Georges Kobrynsky	–	25,996	–
Élise Pelletier	–	24,869	–
Laurence G. Sellyn	–	31,109	–
Sylvie Vachon	–	15,555	–

(1)

The value of the share units which vested during the financial year ended December 31, 2013 is calculated in accordance with the provisions of the DSU Plan, the description of which is on page 26 of the Circular.

3.8.5  SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below sets forth the number of Common Shares remaining available for future issuance under the Corporation’s Stock Option Plan as at December 31, 2013.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS ($)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLAN (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
Equity Compensation Plan Approved by Securityholders	6,656,423	7.83	2,612,903
Equity Compensation Plan not approved by Securityholders	–	–	–
Total	6,656,423	–	2,612,903

CASCADES MANAGEMENT PROXY CIRCULAR 29

PART 4

OTHER INFORMATION

4.1	INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest of any Director or Officer of the Corporation, any proposed management nominee for election as Director of the Corporation or any associate or affiliate of any such person in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or will materially affect the Corporation, any of its subsidiaries or affiliated companies and divisions.

4.2	INDEBTNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2013, there were no outstanding loans to any Senior Officer, Director or any nominee as Director of the Corporation made by the Corporation or its subsidiaries and divisions.

4.3	CORPORATE GOVERNANCE

The Board of Directors of the Corporation considers good corporate governance to be important to the effective operations of the Corporation. The Corporation’s Board of Directors Charter defines its functions and mandate. The Corporate Governance and Nominating Committee is responsible for the development, update, and disclosure of the Corporation’s corporate governance practices. Under National Policy 58-201, corporate governance guidelines and National Instrument 58-101, disclosure of corporate governance practices of the Canadian Securities Administrators, the Corporation is required to disclose information relating to its corporate governance practices. This information is set out in Schedule A to this Circular.

4.4	INFORMATION ON THE AUDIT AND FINANCE COMMITTEE

Composition of the Audit and Finance Committee, Education and Experience of its Members

The Audit and Finance Committee (the “Committee”) is composed of three independent directors, namely, Georges Kobrynsky (Chair), James B.C. Doak and Laurence G. Sellyn. The Charter of the Audit and Finance Committee is set out in Schedule B to this Circular. All the members of the Committee are independent as defined in section 1.4 of the Canadian Securities Administrators National Instrument 52-110 and are financially literate. The following describes the relevant education and experience of each member of the Committee that provides him with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

NAME OF COMMITTEE MEMBER	RELEVANT EXPERIENCE AND EDUCATION
Georges Kobrynsky

Mr. Kobrynsky is a Director of companies and held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. He also held for more than 30 years, various senior positions at Domtar Inc. Mr. Kobrynsky is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. Mr. Kobrynsky is Vice-Chairman of the Board of Directors of Supremex Inc.

James B.C. Doak

An economist, Mr. Doak has more than 20 years of experience as a chartered financial analyst and is a past President and Director of the Toronto CFA Society. He has been a Board member of several public companies, namely, PetroKazahstan Inc., Superior Propane Inc., and Spar Aerospace Inc. He has held senior positions with ScotiaMcLeod Inc., First Marathon Securities Ltd. and McLeod Young Weir Ltd., and was the founder of Enterprise Capital Management Inc., where he served as President until 2002. He is President and Managing Director of Megantic Asset Management Inc., an investment company.

Laurence G. Sellyn

Mr. Sellyn is Chief Financial and Administrative Officer and Executive Vice-President of Gildan Activewear Inc. He served as Chief Financial Officer and other senior level corporate officer positions with long established Canadian public companies in a variety of industries. Mr. Sellyn is a U.K. chartered accountant and is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements.

CASCADES MANAGEMENT PROXY CIRCULAR 30

4.5	CIVIL LIABILITY INSURANCE POLICY FOR DIRECTORS AND EXECUTIVE OFFICERS

The Corporation has contracted a civil liability insurance policy, which protects its Directors and Officers against various claims that may arise in the course of their mandate. The policy provides annual coverage of up to $35,000,000 in respect of civil liability awards paid or payable. The policy includes a $250,000 deductible clause for each claim made against the Corporation. The premium paid by the Corporation for the period from January 1, 2013 to December 31, 2013 is $200,982.

4.6	OTHER BUSINESS

The management and the Board of Directors are not aware of any matters to come before the meeting other than as set forth in the Notice of meeting. If any other matters properly come before the meeting, it is intended that the persons named in the enclosed form of proxy will vote the same in accordance with their judgment of such matters.

4.7	ADDITIONAL INFORMATION

Financial information concerning the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2013. Additional information relating to the Corporation is available at www.sedar.com. A copy of the Corporation’s most recent consolidated financial statements, interim financial statements, management’s discussion and analysis, Annual Information Form, and Management Proxy Circular may be obtained by shareholders, without charge, upon request to the Corporate Secretary of the Corporation at the following address:

Cascades Inc.

Corporate Secretariat

404 Marie-Victorin Blvd. P.0. Box 30

Kingsey Falls, (Québec) J0A 1B0

4.8	DIRECTOR APPROVAL

The Board of Directors of the Corporation has approved the contents of this Management Proxy Circular and the sending thereof to the Shareholders.

Robert F. Hall

VICE-PRESIDENT, LEGAL AFFAIRS

AND CORPORATE SECRETARY

KINGSEY FALLS, QUÉBEC, MARCH 14, 2014

CASCADES MANAGEMENT PROXY CIRCULAR 31

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

BOARD OF DIRECTORS			DESCRIPTION
1.	BOARD OF DIRECTORS

The Board of Directors (the “Board”) has reviewed the independence of each Director on the basis of the definition provided in section 1.2 of Regulation 58-101 of the Canadian Securities Administrators. A Director is “independent” if he or she has no direct or indirect material relationship with the Corporation. A “material relationship” is one that could, in the view of the Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment. To determine if a nominee is independent, the Board reviews the information provided by the Directors or the nominees by way of a questionnaire completed annually. The independent Directors are: Messrs. Louis Garneau, David McAusland, James B.C. Doak, Georges Kobrynsky, Laurence G. Sellyn, Ms. Sylvie Vachon and Ms. Élise Pelletier.

	(a)	Disclose the identity of Directors who are independent.
	(b)	Disclose the identity of Directors who are not independent, and describe the basis for that determination.

Bernard Lemaire is a Director and the brother of Laurent and Alain Lemaire;

Laurent Lemaire is Vice-Chair of the Board of the Corporation and brother of Bernard and Alain Lemaire;

Alain Lemaire is Executive Chair of the Board of the Corporation and brother of Bernard and Laurent Lemaire;

Sylvie Lemaire is a Director and the daughter of Bernard Lemaire;

The Board has determined that Ms. Pelletier notwithstanding the fact that her spouse is an employee of Cascades Specialty Group qualifies as an independent Director.

(c)

Disclose whether or not a majority of the Directors are independent. If a majority of Directors are not independent, describe what the Board of Directors does to facilitate the exercise of independent judgment in carrying out its responsibilities.

7 of the 11 Directors proposed by management for election to the Board are independent.
	(d)	If a Director is presently a Director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the Director and the other issuer.	Information on the Directors who hold directorships with other public companies is set out at pages 7 to 11 of this Circular.
(e)

Disclose whether or not the independent Directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held during the preceding twelve months. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.

The independent Directors meet, without the presence of management, as required and usually meet together once a year.
(f)

Disclose whether or not the Chair of the Board is an independent Director. If the Board has a Chair or lead Director who is an independent Director, disclose the identity of the independent Chair or lead Director, and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a lead Director that is independent, describe what the Board does to provide leadership for its independent Directors.

The Chair of the Board is not independent. Mr. Georges Kobrynsky acts as lead Director until the next Annual General Meeting of Shareholders. He oversees the responsibilities of the Independent Directors and assumes other responsibilities, which the Independent Directors as a whole might designate from time to time. He chairs periodic meetings of the independent Directors and sets their agenda and reports to the Board on their deliberations, as required. The lead Director serves as a communication channel between the independent Directors and the Executive Chair of the Board and senior management. He brings support to the Corporate Governance and Nominating Committee in the process of assessing the effectiveness of the Board.

	(g)	Disclose the attendance record of each Director for all Board meetings held since the beginning of the most recently completed financial year.

The Board held 10 meetings during the 2013 financial year. A record of attendance by Directors at meetings of the Board and its Committees held during the financial year ended December 31, 2013 is set out under the heading “Directors Attendance Record to Board and Committee Meetings” on page 12 of this Circular.

CASCADES MANAGEMENT PROXY CIRCULAR 32

BOARD OF DIRECTORS				DESCRIPTION
2.	BOARD MANDATE Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.			The Board has adopted a Charter the integral text of which is set out in Schedule C to this Circular.
3.	POSITION DESCRIPTIONS

The Board has adopted a written position description for the Chair of the Board whose responsibilities are set out in Schedule C-1 to this Circular. The Board has also adopted a written position description for the Chairs of Board Committees which is set out in Schedule C-3 to this Circular.

(a)

Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board Committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board Committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Mandate of the Chief Executive Officer outlines his role and responsibilities as follows: he is responsible for implementing the Corporation’s strategic and operational objectives and for the execution of the Board’s decisions. He oversees the management of the Corporation’s activities as well as its subsidiaries and divisions in order to attain the identified objectives. The responsibilities are set out in Schedule C-2.

4.	ORIENTATION AND CONTINUING EDUCATION

The Board has implemented an orientation and education program for new members of the Board. The main objective of the education program is to afford each new director the opportunity to become familiar with the Corporation’s activities and to better understand the stakes and challenges faced by the Corporation. Each Director receives a Director’s Manual that is updated periodically. The Manual contains pertinent material and information on the Corporation, the Board, and its Committees. Directors meet with the Executive Chairman of the Board, the President and Chief Executive Officer and members of Senior Management to discuss the Corporation’s operations and are given periodic presentations on a particular business unit or on a specific business development. In the course of this program, new Directors benefit from guided tours of the Corporation’s installations and meet with management.

	(a)	Briefly describe what measures the Board takes to orient new Directors regarding
		a.	the role of the Board, its Committees and its Directors, and
		b.	the nature and operation of the issuer’s business.
(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for Directors. If the Board does not provide continuing education, describe how the Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.

From time to time, the Corporation offers Board members the opportunity to attend presentations to keep them informed on regulatory and industry requirements and standards that may affect their role and responsibilities. For example, during the fiscal year ended December 31, 2010, a presentation on the conversion to IFRS (International Financial Reporting Standards) was given to Board members as well as the impact on the Corporation of the conversion to the new financial reporting standards. In 2012, the members of the Board were briefed on new legislation pertaining to environmental law. In 2013, they were provided with presentations in relation to fiscal issues, pension plans, investor relations, insurance and treasury. The Board members also benefit from a membership in the Québec Chapter of the Institute of Corporate Directors (“ICD”), a not-for-profit member based association. ICD promotes the effectiveness of directors by providing quality director education and professional certification as well as access to timely information on current and emerging governance issues and best practices.

5.	ETHICAL BUSINESS CONDUCT

The Corporation has adopted a Code of Ethics (the “Code”) that is meant to provide Directors, officers and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Corporation operates its activities. The Code is available on the Corporation’s Website at www.cascades.com and may be obtained upon written request to the Corporate Secretary at 404, Marie-Victorin Blvd, P.O. Box 30, Kingsey Falls, (Quebec), JOA 1BO.

The Board and the Audit and Finance Committee regularly monitor compliance with the Code and ensure that management encourages a culture of ethical business conduct. Management provides the Audit and Finance Committee with, if required, a quarterly report on the number of complaints received through the Telephone Ethics Line, the nature of the complaints, the treatment and follow-up of same.

	(a)	Disclose whether or not the Board has adopted a written code for the Directors, officers, and employees. If the Board has adopted a written code:
		(i)	disclose how a person or company may obtain a copy of the code;
		(ii)	disclose how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
(iii)

provide a cross-reference to any material change report filed during the last financial year that pertains to any conduct of a Director, or executive officer that constitutes a departure from the code.

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BOARD OF DIRECTORS			DESCRIPTION
The Board has not granted any waiver to the Code in favour of a Director or Executive Officer. Accordingly, no material change report has been filed.
(b)

Describe any steps the Board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.

The Corporate Governance and Nominating Committee and the Board monitor the disclosure of conflicts of interest by Directors and ensure that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.

	(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has developed and implemented and the Board has approved various corporate policies including a Policy on Disclosure of Information, a Policy on the Treatment of Complaints, a Policy on Insider Trading and a Policy on Harassment in the Workplace. The Corporation has implemented a training program for all employees on the contents of the Code and the Corporation’s expectations in this regard. An online training session on the Corporation’s intranet site also exists for new employees. The Corporation has also put in place an ethics telephone line allowing employees to report anonymously any concerns regarding compliance with the Code or questions relating to auditing and accounting matters.

6.	NOMINATION OF DIRECTORS

Together with the Executive Chairman of the Board, this responsibility has been assigned to the Corporate Governance and Nominating Committee, which is composed of two independent Directors and one non-independent Director. The Committee has the responsibility to identify and recommend to the Board, nominees for election to the Board. The Committee evaluates the composition and size of the Board, examines the areas of expertise of the Board members and recommends to the Board a list of candidates for election to the Board.

	(a)	Describe the process by which the Board identifies new candidates for Board nomination.
(b)

Disclose whether or not the Board has a nominating Committee composed entirely of independent Directors. If the Board does not have a nominating committee composed entirely of independent Directors, describe what steps the Board takes to encourage an objective nomination process.

The Corporate Governance and Nominating Committee’s mandate includes this responsibility. The Corporate Governance and Nominating Committee is composed of two independent Directors and one non-independent Director. The Committee has the authority to retain an outside advisor to assist it in carrying out its duties.

	(c)	If the Board has a nominating committee, describe the responsibilities, powers, and operation of the nominating committee.

The Corporate Governance and Nominating Committee is responsible for the elaboration, update, and disclosure of the Corporation’s practices relative to corporate governance. The Committee coordinates the recruitment of new directors, reviews candidates for directorships, and submits its recommendations to the Board of Directors. It coordinates the annual assessment of the effectiveness of the Board of Directors and its committees as well as the contribution of Directors.

7.	COMPENSATION

The Board has established a Human Resources Committee whose responsibility includes reviewing and making recommendations to the Board in respect of compensation for senior executives of the Corporation.

	(a)	Describe the process by which the Board determines the compensation for the officers
(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent Directors. If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

As of the date of this Circular, the Human Resources Committee is composed of three independent Directors. The Committee may, when it considers it advisable to do so, retain the services of outside consultants specialized in compensation to assist it in performing its mandate.

	(c)	If the Board has a compensation committee, describe the responsibilities, powers, and operation of the compensation committee.

This Committee is responsible for reviewing and making recommendations to the Board with respect to the annual compensation for the Executive Chair and the President and Chief Executive Officer, all in accordance with the compensation policy. The Committee reviews and makes recommendations to the Board with respect to the annual compensation to members of senior management, taking into account the President and Chief Executive Officer’s recommendations, all in accordance with the compensation policy. The Committee reviews annually and as required, the salary structure as well as the global compensation including salaries and compensation incentive plans and, if appropriate, makes recommendations to the Board. It assesses the performance of the Chief Executive Officer and members of Senior Management and submits its recommendations, if necessary. The Committee reviews practices put in place by the Corporation relating to recruitment,

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BOARD OF DIRECTORS		DESCRIPTION

training, development, and succession of senior management and submits its recommendations to the Board on the appointment of the Chief Executive Officer and other senior executives. It reviews and makes recommendations to the Board on the granting and terms and conditions of exercise of stock options and Performance Share Units to those persons eligible in accordance with the Corporation’s Stock Option Plan and Performance Share Unit Plan. In addition, it recommends the appropriate type of compensation for the Directors. If required, the Committee retains the services of outside consultants, specialized in compensation to assist it in performing its mandate.

(d)

If a compensation consultant or advisor has, at any time during the last financial year, been retained to assist in determining compensation for the Directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work, state that fact and briefly describe the nature of the work.

During the 2013 financial year, Mercer was retained by management to review the relevance of the reference groups used by the Corporation to benchmark its compensation practices and plans.
8.	OTHER BOARD COMMITTEES If the Board has standing committees other than the audit and finance, compensation and nominating committees, identify the committees and describe their function.

The Environment, Health and Safety Committee’s mandate consists in regularly reviewing the Corporation’s performance to verify that the Corporation’s operations are conducted in accordance with industry norms as well as those standards imposed by laws and regulations on the quality of the environment. It is also charged with regularly reviewing the Corporation’s performance in matters of health and safety in the workplace to verify that the Corporation’s operations attain or surpass industry norms and respect the standards imposed by law. As well, the Corporation has an administrative Committee which deals with routine administrative non material matters that do not require Board approval.

9.

ASSESSMENTS

Disclose whether or not the Board, its committees, and individual Directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively.

The assessment of the effectiveness of the Board and its Committees is a matter for the Corporate Governance and Nominating Committee. The effectiveness is measured through a self-evaluation questionnaire that is sent annually to all the Directors. The questionnaire deals with the responsibilities, structure and functions of the Board, the performance of the Board, of the Directors, the Committees and their respective Chairs as well as the performance of the Chief Executive Officer and Executive Chair of the Board. The results are reported to the Executive Chair of the Board and the lead Director, both of whom report to the Board, as appropriate.

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SCHEDULE B

CHARTER OF THE AUDIT AND FINANCE COMMITTEE

1.	PURPOSE

The purpose of this charter is to describe the role of the Audit and Finance Committee (the “ Committee ”) as well as its duties and responsibilities delegated by the Board of Directors (“the Board”). The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues:

—	the quality and integrity of the Corporation’s financial statements;

—	the enterprise risk management process;

—	accounting and financial reporting process;

—	systems of internal accounting and financial controls;

—	independent auditor’s qualifications, independence and performance;

—	internal audit function and process;

—	the Corporation’s compliance with legal and regulatory requirements relating to the Corporation’s financial statements;

—	fulfill any other responsibilities assigned to it from time to time by the Board.

2.	DIVISION OF RESPONSIBILITIES

In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Corporation’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board. Management of the Corporation is responsible for the preparation, the presentation and the integrity of the Corporation’s financial statements and for the effectiveness of internal control over financial reporting.

Management is responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditor is responsible for planning and carrying out audits of the Corporation’s annual and interim financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.

In performing their duties, the members of the Committee must have open and free discussions with the Board, the independent auditor, the internal auditor and management of the Corporation.

3.	COMPOSITION AND ORGANIZATION

The Committee shall be composed of a minimum of three independent directors, as appointed by the Board at its first meeting following the annual shareholders meeting. Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each Committee member must be financially literate in accordance with applicable laws and at least one member must have accounting or related financial management expertise, as determined by the Board.

The Committee will appoint one of its members as Chairman and the Secretary or Assistant Secretary of the Corporation or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.

4.	MEETINGS AND RESOURCES

The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the independent auditor, as required.

The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of the members of the Committee.

The Chairperson of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the internal auditor. The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.

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The Chairman of the Committee shall report quarterly and when required to the Board on the Committee’s activities and will make recommendations concerning all matters it deems necessary or appropriate.

The Committee shall at all times have free and open access to management, to the internal auditor and to the independent auditor in order to seek explanations or information on specific questions.

The Committee shall have the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel and other external consultants and to set and pay their remuneration, without further Board approval.

In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Corporation, its divisions and its subsidiaries.

5.	DUTIES AND RESPONSIBILITIES

In addition to, the above-mentioned responsibilities, the Committee shall address the following questions:

5.1	FINANCIAL REPORTING

—	Reviews the quality and integrity of the Corporation’s accounting and financial reporting system through discussions with management, the independent auditor and the internal auditor;

—

reviews with management and the independent auditor the annual audited financial statements of the Corporation, including the information contained in management’s discussion and analysis, related press releases and the independent auditor’s report on the annual audited financial statements prior to public disclosure and filing with the Securities Regulatory Authorities;

—

reviews the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Regulatory Authorities;

—

reviews the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

—

reviews with the independent auditor and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

—

reviews financial analyses and other written communications prepared by management, the internal auditor or the independent auditor, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative methods in conformity with International Financial Reporting Standards (“IFRS”) on the financial statements;

—	verifies the compliance of management certification of financial reports with applicable legislation;

—

reviews important litigation and any regulatory or accounting initiatives that could have a material effect on the Corporation’s s financial situation or operating results and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

—

reviews the results of the external audit, and any significant problems encountered in the performance of the audit, and management’s response or action plan related to any Management Letter issued by the independent auditor.

5.2	RISK MANAGEMENT AND INTERNAL CONTROL

—	periodically receives management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control;

—	reviews insurance coverage for the Corporation annually and as may otherwise be appropriate;

—	evaluates the effectiveness of the Corporation’s overall system of internal controls as well as the process of identifying and managing key risks;

—	monitors the capital structure of the Corporation and ensures that it has the capacity and the flexibility required to implement its strategic plan to meet the demands of debt repayment;

—	examines the relevance of any form of financing where the total value of the indebtedness exceeds 5% of the net book value of the Corporation;

—

reviews significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Corporation’s financial or organizational structure, including off-balance sheet items;

—	periodically enquires as to the funding of the retirement plans as well as the investment management, the structure and performance of the retirement plans;

—	assists the Board in carrying out its responsibility for ensuring that the Corporation is compliant with applicable legal and regulatory requirements relating to the financial statements;

—

while ensuring confidentiality and anonymity, establishes procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters.

—	Periodically reviews with the Board, the internal auditors and the independent auditor of the Corporation and senior management, the Corporation’s antifraud program and practices.

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5.3	INTERNAL AUDIT FUNCTION

—	reviews with management, the internal audit staff qualifications and experience and, if required, recommends the appointment or replacement of the internal auditor;

—	regularly assesses the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

—	annually reviews the internal audit plan;

—

undertakes private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the independent auditor, and any unresolved differences of opinion or disputes.

5.4	INDEPENDANT AUDITOR

—

recommends to the Board, the appointment of the independent auditor and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluates and compensates them and assesses their qualifications, performance and independence;

—	ensures that as representatives of the shareholders, the independent auditor reports to the Committee and to the Board;

—	approves all audit services provided by the independent auditor and determines and approves in advance, non audit services provided, in compliance with applicable legal and regulatory requirements;

—

discusses with the independent auditor the quality and not just the acceptability of the Corporation’s accounting principles, including: i) all critical accounting policies and practices used; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as iii) any other material written communications between the Corporation and the independent auditor, including any disagreement or unresolved differences of opinion between management and the independent auditor that could have an impact on the financial statements;

—

reviews at least once a year the independent auditor’s report stating all relationships the independent auditor has with the Corporation and confirming their independence, and holding discussions with the independent auditor as to any relationship or services that may impact the quality of the audit services, or their objectivity and independence;

—	reviews and approves policies for the Corporation’s hiring of partners and employees or former partners and employees of the independent auditor;

5.5	PERFORMANCE EVALUATION OF THE COMMITTEE

—

prepares and reviews with the Board, an annual performance evaluation of the Committee and its members and assesses once a year, the adequacy of its mandate and, if required, makes recommendations to the Board.

Approved by the Board of Directors on March 12, 2014.

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SCHEDULE C

CHARTER OF THE

BOARD OF DIRECTORS

1.	STATEMENT OF POLICY

The Board of Directors of Cascades Inc. (the “Corporation”) is elected by the Corporation’s shareholders to supervise the management of the business and affairs of the Corporation pursuant to the powers vested in its articles and by-laws, and in accordance with the obligations imposed by the Business Corporations Act (Québec) (“BCAQ”) and other applicable legislation. Senior management is responsible for the day-to-day operations of the Corporation.

The prime responsibility of the Board is to the Corporation and is to oversee its management and to preserve and enhance its viability, with due regard for the interests of all its shareholders and other stakeholders.

2.	COMPOSITION

2.1	NUMBER OF DIRECTORS

The number of directors must be established from time to time by resolution of the Board, within the limits provided by the articles of the Corporation.

2.2	SELECTION OF MEMBERS

The Corporate Governance and Nominating Committee determines whether to change the size of the Board or recruit new candidates for directors. It establishes the specific skills required of candidates, reviews nominations and recommends the selected candidates.

2.3	INDEPENDENCE

A majority of the Board shall be composed of directors who are independent as such term is defined according to applicable securities laws and regulations.

2.4	CRITERIA FOR BOARD MEMBERSHIP

Board members are expected to possess the following characteristics and traits:

—	act honestly and in good faith with a view to the best interests of the Corporation;

—

devote sufficient time to the affairs of the Corporation and exercise care, diligence and skill in fulfilling their responsibilities that a reasonably prudent person would exercise in comparable circumstances;

—	provide independent judgment on a broad range of issues;

—	raise questions and issues to facilitate active and effective participation in the deliberation of the Board and of each Committee;

—	make all reasonable efforts to attend all Board and Committee meetings;

—	review the materials provided by management in advance of the Board and Committee meetings.

2.5	CHAIRMAN OF THE BOARD

The Board shall appoint its Chair and Vice-Chair (if one is to be appointed) from among the Corporation’s directors. Should the Chair be a non-independent director, the Board shall also appoint a lead director from among the independent directors.

2.6	TERM OF DIRECTORS

The directors are elected individually by the shareholders at every annual meeting except where the Board appoints a director to fill a vacancy until the next annual meeting. The term of office of each director shall expire at the next annual meeting of the Corporation, or upon the election of a successor.

3.	COMPENSATION

The members of the Board receive compensation for their services that the Board may establish from time to time, upon recommendation from the Human Resources Committee in consultation with the lead Director.

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4.	DUTIES AND RESPONSIBILITIES OF THE BOARD

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

4.1	STRATEGIC PLANNING PROCESS

Adopt a strategic planning process, participate in the process and approve or review on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitor the implementation and execution of the business plan by management.

4.2	FINANCIAL ISSUES, RISK MANAGEMENT AND INTERNAL CONTROLS

a)	Identify in conjunction with management, the principal risks facing the Corporation and oversee, directly or through delegation to the Audit and Finance Committee, to whom the Board has delegated this responsibility, the implementation by management of appropriate systems to manage the principal risks associated with the commercial activities of the Corporation;

b)	In conjunction with the Audit and Finance Committee, obtain reasonable assurance that the Corporation’s internal controls and management information systems are adequate;

c)	Approve annual operating and capital expenditure budgets, any significant transactions outside the normal course of business, including

i)	any acquisition or disposition of assets (including the acceptance of debt); and

ii)	any form of financing;

d)	Whose value exceeds 5% of the net book value of the Corporation, and

iii)	any capital expenditure;

e)	Whose value exceeds 2.5% of the net book value of the Corporation.

f)	Approve the Corporation’s quarterly and annual financial statements together with the accompanying notes, as well as management’s discussion and analysis and press releases related thereto;

g)	Adopt and periodically review the Corporation’s communications policy related to investors and the public in general.

4.3	SECURITIES AND DIVIDENDS

Approve financial prospectuses, the mode and manner of issuance of securities, the declaration of dividends, the purchase, redemption or any form of acquisition of shares, the management proxy circular and the annual information form.

4.4	HUMAN RESOURCES AND SUCCESSION PLANNING

a)	Appoint the President and Chief Executive Officer and other members of senior management;

b)	Approve the compensation and employment conditions of the President and Chief Executive Officer and other members of senior management pursuant to a recommendation by the President and Chief Executive Officer through the Human Resources Committee;

c)	Evaluate the performance of the President and Chief Executive Officer and ensure that processes are put in place by the President and Chief Executive Officer to evaluate the other members of senior management;

d)	Take steps to ensure that a process is in place for the recruitment, training, development, retention and succession of senior management.

4.5	GOVERNANCE

a)	Monitor and review, as appropriate, through the Governance and Nominating Committee, the Corporation’s approach to corporate governance issues including principles and guidelines in this area;

b)	Take steps to evaluate the structures and processes in place that enable the Board to function independently of management;

c)	Take steps to ensure that the President and Chief Executive Officer and the other members of senior management are honest and that through the implementation of a code of ethics and by other means are working to promote a culture of integrity throughout the Corporation;

d)	See to the implementation of a program of orientation and training for Board members in order to ensure that new directors receive adequate training and orientation, and ensure that the knowledge and understanding of the directors of the Corporation are continuously updated through a program of visits to business units, reports and presentations on topics related to business activities and informal meetings with members of senior management;

e)	Periodically review this Charter to ensure that it reflects the responsibilities of the Board in terms of stewardship;

f)	Monitor the size and composition of the Board to promote effective decision making;

g)	Approve the list of nominees for election to the Board by the shareholders and fill vacancies;

h)	Establish Board committees and define their mandates to assist the Board in fulfilling its role and responsibilities;

i)	Establish the directors responsibilities and expectations to which they are subject, including in regard to their presence and participation in the meetings of the Board and its committees;

j)	Establish and maintain a formal process to regularly assess the effectiveness of the Board, the Executive Chair of the Board, each committee, the chair of each committee and individual directors.

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4.6	ENVIRONMENT, HEALTH AND SAFETY

Monitor and review, as appropriate, the Corporation’s policies and practices relating to environmental, health and safety issues.

5.	BOARD MEETINGS

The Board meets quarterly and holds additional meetings as needed to discuss specific issues. The Chair establishes the agenda in consultation with the appropriate members of senior management which is transmitted to the members of the Board together with the minutes of previous meetings.

Information and other documents deemed relevant to the understanding of the items on the agenda are communicated to the Board members in advance of each meeting.

The Board holds an in camera session at each of its meetings in the absence of management and takes steps to allow independent directors to openly discuss issues, unless the independent directors renounce same.

6.	BOARD COMMITTEES

The Board may delegate some of its powers to its committees, to the extent permitted by the laws governing the Corporation. The recommendations of the Board committees are subject to Board approval.

The Board has established the following committees to assist it in discharging its responsibilities: the Administrative Committee, the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources Committee and the Environmental, Health and Safety Committee.

Other committees or sub-committees may be established by the Board to address specific topics. Each committee has its own written mandate. The Board is responsible for supervising the execution of the responsibilities it has delegated to each committee.

7.	COMMUNICATION WITH THE BOARD

Shareholders and other stakeholders may communicate with the Board or with individual directors by contacting the Corporate Secretariat or by email at boardofdirectors@cascades.com.

8.	ADVISORS

Directors may use the services of independent counsel or other experts, as it deems appropriate at the Corporation’s expense with the approval of the Corporate Governance and Nominating Committee.

Approved by the Board of Directors on March 12, 2014.

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SCHEDULE C-1

MANDATE OF THE CHAIR OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) has as a policy not to entrust to the same person the functions of Chair of the Board and Chief Executive Officer. If the Chair of the Board is not independent, the independent Directors appoint a lead Director.

The Chair of the Board’s principal responsibilities are to supervise and oversee the Board and assist it in discharging its functions and responsibilities in an effective manner and independently of management. The Chair of the Board has the following responsibilities, namely:

—	provide leadership to enhance Board effectiveness;

—	act as liaison between the Board and management;

—	assist in representing the Corporation, as required, to external groups;

—	oversee the application of good corporate governance;

—	preside at meetings of the Board and annual and special meetings of Shareholders;

—	participate in the preparation of the agenda for each Board meeting;

—

supervise the Board committees’ work and, in this regard, the Chair of the Board may attend as a participant all Board committee meetings without the right to vote (save for those committees of which he is a member);

—	ensure that an appropriate set of documents is provided to each Director in a timely manner prior to the meeting;

—	facilitate Board assessment and his performance assessment and the implementation of improvements;

—	provide suitable directives to the Board members to assist them in discharging their responsibilities; and

—	ensure that recently elected or appointed Directors benefit from an orientation and education program.

The current Chair of the Board referred to as the Executive Chair of the Board, also has an executive role with corresponding duties which may be described as follows:

—	provide support to the Chief Executive Officer and the authority of his position as such;

—	create an environment conducive to the smooth transition of executive leadership;

—	act as a mentor to the Corporation’s senior executive team and contribute to the creation of a forward-looking leadership environment;

—	provide advice on high value-at-stake operational and technical issues; and

—

make himself available as a resource to support the implementation of decisions relating to new or different strategic initiatives and generally contribute to strategic planning initiatives which are under the direction of the Chief Executive Officer.

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SCHEDULE C-2

MANDATE OF THE CHIEF EXECUTIVE OFFICER

Reporting to the Executive Chair of the Board, the Chief Executive Officer is responsible for implementing Cascades Inc.’s (the “Corporation”) strategic and operational objectives and for the execution of the Board’s decisions.

Responsibilities

The Chief Executive Officer has the following responsibilities:

a) With respect to strategic planning

—	With the advice and counsel of senior management, formulate, and recommend to the Board a long-term strategy that will promote shareholder value;

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Assume ultimate accountability for the execution of the Corporation’s strategy and policies and, if applicable, for their communication to the Corporation’s senior management as well as to the Corporation’s external partners;

—	Submit to the Board annual business plans and budgets that support the Corporation’s strategy and, when approved by the Board, implement such business plans within the parameters of such budgets.

b) With respect to operations of the Corporation

—	Oversee the management of the Corporation’s activities as well as its subsidiaries and divisions in order to attain the identified objectives;

—	Identify and manage the risks and business opportunities presented to the Corporation in the course of its business activities;

—	Monitor the hiring, compensation and performance assessment of senior management in consultation with the Human Resources Committee.

c) With respect to corporate governance matters

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Serve as the Corporation’s key spokesperson, as required, to external interested parties such as shareholders and other security holders, the business community, the media and governmental authorities;

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Collaborate with the Executive Chair of the Board and the Corporate Secretary in establishing Board agendas and ensuring that the Executive Chair of the Board as well as its members are kept informed of the overall business operations of the Corporation and of its subsidiaries and of major issues facing them;

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Maintain effective channels of communication with the Executive Chair and the Board as a whole and meet periodically and, as required, with the Executive Chair of the Board and other Board members in order to ensure that they receive all desired information on a timely basis as well as access to management;

—	Foster a corporate culture based on the values stated in the Corporation’s Philosophy which include namely, respect, integrity, discipline and financial rigor;

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Ensure that the Corporation has an accounting system in place capable of producing financial statements that fairly reflect the Corporation’s financial situation and enable investors to understand the Corporation’s business and to make investment decisions accordingly.

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SCHEDULE C-3

DESCRIPTION OF THE RESPONSIBILITIES OF THE CHAIRS OF THE COMMITTEES OF THE BOARD OF DIRECTORS

1.1	ROLE

Each committee of the Board of Directors (the “Board”) is chaired by an independent director (the “Committee chair”), save for the Environmental Health and Safety committee. The Committee chair is responsible for the management and the effective performance of his or her committee. He or she takes all reasonable measures to ensure that the committee fully executes its mandate.

The principal responsibilities of the chairs of the committees include the following:

Provide leadership to enhance committee effectiveness

—	take all reasonable steps to ensure that the committee works as a cohesive group and provide the leadership essential to achieve this;

—	take all reasonable steps to ensure that the resources available to the committee (in particular, timely and relevant information) are adequate to support its work;

—	take all reasonable steps to ensure that a process is in place for the assessment on a regular basis of the effectiveness of the committee and the contribution of each of its members.

Managing the committee

—	chair committee meetings and report to the Board following each committee meeting on any issues considered by the committee;

—	set the agenda for each committee meeting in cooperation with the Secretary or Assistant Secretary;

—	adopt procedures allowing the committee to conduct its work effectively and efficiently;

—	take all reasonable steps to ensure that the conduct of committee meetings facilitates discussions and provides adequate time for serious in-depth discussion of the business under consideration;

—	oversee the committee’s full discharge of its responsibilities.

1.2	PERFORMANCE ASSESSMENT

The Corporate Governance and Nominating Committee, together with the Board Chair and the Lead Director, annually supervises the performance assessment of each Committee chair and reports to the Board on such assessment.

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Cascades
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